                                                              File No.



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-6

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

Exact name of trust:    NATIONAL SECURITY VARIABLE ACCOUNT L

Name of depositor:          NATIONAL SECURITY LIFE AND ANNUITY COMPANY

          Complete address of depositor's principal executive offices:

                  P.O. Box 1625
                  100 Court Street, Binghamton, New York 13902


Name and complete address of agent for service:

                                  Ronald L. Benedict, Esq.
                                  National Security Life and Annuity Company
                                  P.O. Box 237
                                  Cincinnati, Ohio  45201

Notice to:                        W. Randolph Thompson, Esq.
                                  Of Counsel
                                  Jones & Blouch L.L.P.
                                  Suite 410 East
                                  1025 Thomas Jefferson Street, N.W.
                                  Washington, D.C.  20007

It is proposed that this filing will become effective (check appropriate box):

       immediately upon filing pursuant to paragraph (b)
    --
       on (date) pursuant to paragraph (b)
    --
       60 days after filing pursuant to paragraph (a)(i)
    --

       on (date) pursuant to paragraph (a)(i)
    --
       75 days after filing pursuant to paragraph (a)(ii)
    --

       on (date) pursuant to paragraph (a)(ii) of Rule 485.
    --

If appropriate, check the following box:

       This post-effective amendment designates a new effective date for a -- previously filed post-effective amendment.

Title and amount of securities being registered: FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE CONTRACTS. Registrant hereby registers an indefinite amount of such flexible premium variable life insurance contracts under the Securities Act of 1933 pursuant to Rule 24f-2.

                                   PROSPECTUS

               FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE CONTRACT

                NATIONAL SECURITY LIFE AND ANNUITY COMPANY, INC.
                      NATIONAL SECURITY VARIABLE ACCOUNT L

                               Executive Offices:
                                 P.O. Box 1625
                                100 Court Street
                           Binghamton, New York 13902
                            Administrative Offices:
                                 P.O. Box 5363
                               One Financial Way
                          Cincinnati, Ohio 45201-0237

                            Telephone (877) 446-3060

This prospectus describes a flexible premium variable life insurance contract (the "contract") offered through National Security Variable Account L ("VAL"), a separate account of ours. We are National Security Life and Annuity Company, Inc. ("National Security"), a subsidiary of SMON Holdings, Inc. ("SMON").

The contract has a minimum stated amount of $100,000 and a surrender charge which is deducted from accumulation value upon surrender, lapse, partial surrender or a decrease in stated amount during the first fifteen contract years. Because of the substantial nature of the surrender charge, the contract is not suitable for short term investment purposes. The contract generally will not be issued to a person over age 80. We may issue contracts with a lower stated amount in states other than New York.

The contract is "flexible" because, subject to certain restrictions, it permits you to:

- adjust the timing and amount of your premium payments,

- direct net premiums to one or more of the subaccounts of the variable account or to the general account,

- choose from two death benefit plans, and

- increase or decrease the level of death benefits under such plans.

The contract is "variable" because the value of the contract will change with the performance of the investments selected. The flexible and variable features of the contract give you the opportunity to meet your changing life insurance needs and to adjust to changing economic conditions within the framework of a single insurance policy. For this reason, it may not be to your advantage to purchase a contract as a means of obtaining additional insurance if you already own another flexible premium variable life insurance policy.

The contract provides life insurance coverage to age 100. You may choose either a level or variable death benefit plan. The level plan provides a fixed benefit (the "stated amount") to be paid on the death of the insured. The level plan contract operates in a manner similar to a whole life insurance policy, except that its accumulation value varies with investment performance. The variable plan contract provides a death benefit equal to the sum of the stated amount and the contract's accumulation value. Accordingly, the variable plan death benefit generally varies dollar for dollar with the contract's accumulation value. Under either plan, we insure the death benefit against adverse investment performance by guaranteeing that the death benefit will not be less than the contract's stated amount during the death benefit guarantee period, provided you pay the Minimum Premium.

When you purchase a contract, you will be required to pay an initial premium. You must pay the minimum premium described in your contract to keep the death benefit guarantee in effect.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE. IT SHOULD BE ACCOMPANIED BY THE CURRENT FUND PROSPECTUSES.

The contract affords you substantial flexibility with your premium payments. You may adopt a planned premium schedule that indicates the level of your intended payments. The planned premium will fall somewhere between the minimum and maximum permitted by the Code. The exact amount of your planned premium will depend upon your objectives and your estimate of long-term investment performance. You will find the minimum and planned premiums on the specification page of your contract. If you do not pay premiums, at least as great as the minimum premium required to keep the death benefit guarantee in effect, the contract will remain in force only as long as the cash surrender value (minus any contract indebtedness) will pay the next monthly deduction for contract charges.

You may allocate your contract values among up to 10 of the investment accounts we offer. Each of the variable subaccounts invests in a corresponding Fund. The available Funds are listed below. The Fund portfolios are described in the accompanying Fund prospectuses. Your contract's accumulation value will reflect the investment performance of the subaccounts you select and is not guaranteed.

Should the need arise, you may obtain access to the cash surrender value of your contract after the first contract year through loans or partial surrenders, without terminating your insurance coverage. In addition, you may surrender your contract at any time and receive its cash surrender value.

                                AVAILABLE FUNDS

OHIO NATIONAL FUND, INC.                       ADVISER (SUBADVISER)
Equity Portfolio                               (Legg Mason Funds Management, Inc.)
Money Market Portfolio                         Ohio National Investments, Inc.
Bond Portfolio                                 Ohio National Investments, Inc.
Omni Portfolio (a flexible portfolio           Ohio National Investments, Inc.
fund)                                          (Federated Global Investment Management
International Portfolio                        Corp.)
International Small Company Portfolio          (Federated Global Investment Management
Capital Appreciation Portfolio                 Corp.)
Small Cap Portfolio                            (Jennison Associates, LLC)
Aggressive Growth Portfolio                    (Founders Asset Management LLC)
Core Growth Portfolio                          (Janus Capital Corporation)
Growth & Income Portfolio                      (Pilgrim Baxter & Associates, Ltd.)
Capital Growth Portfolio                       (RS Investment Management, Co. LLC)
S&P 500 Index Portfolio                        (RS Investment Management, Co. LLC)
Social Awareness Portfolio                     Ohio National Investments, Inc.
High Income Bond Portfolio                     Ohio National Investments, Inc.
Equity Income Portfolio                        (Federated Investment Counseling)
Blue Chip Portfolio                            (Federated Investment Counseling)
Nasdaq 100 Index Portfolio                     (Federated Investment Counseling)
                                               Ohio National Investments, Inc.

GOLDMAN SACHS VARIABLE INSURANCE TRUST
Goldman Sachs Growth and Income Fund           Goldman Sachs Asset Management
Goldman Sachs CORE U.S. Equity Fund            Goldman Sachs Asset Management
Goldman Sachs Capital Growth Fund              Goldman Sachs Asset Management

J.P. MORGAN SERIES TRUST II
J.P. Morgan Mid Cap Value Portfolio            Robert Fleming, Inc.
J.P. Morgan Small Company Portfolio            J.P. Morgan Investment Management Inc.

JANUS ASPEN SERIES
Growth Portfolio                               Janus Capital Corporation
Worldwide Growth Portfolio                     Janus Capital Corporation
Balanced Portfolio                             Janus Capital Corporation

LAZARD RETIREMENT SERIES, INC.
Small Cap Portfolio                            Lazard Asset Management
Emerging Markets Portfolio                     Lazard Asset Management

MFS VARIABLE INSURANCE TRUST (SERVICE CLASS)
MFS New Discovery Series                       Massachusetts Financial Services Company
MFS Investors Growth Stock Series              Massachusetts Financial Services Company
MFS Mid Cap Growth Series                      Massachusetts Financial Services Company
MFS Total Return Series                        Massachusetts Financial Services Company

STRONG VARIABLE INSURANCE FUNDS, INC.
Strong Mid Cap Growth Fund II                  Strong Capital Management, Inc.
Strong Opportunity Fund II
  (a mid cap/small cap fund)                   Strong Capital Management, Inc.

VARIABLE INSURANCE PRODUCTS FUND SERVICE
CLASS 2 (FIDELITY)
  VIP Contrafund(R) Portfolio                  Fidelity Management & Research Company
  VIP Mid Cap Portfolio                        Fidelity Management & Research Company
  VIP Growth Portfolio                         Fidelity Management & Research Company

PBHG INSURANCE SERIES FUND, INC.
  PBHG Technology & Communications             Pilgrim Baxter & Associates, Ltd.
     Portfolio

                               TABLE OF CONTENTS

Definitions................................    5
Introduction...............................    7
Assumptions and Scope of Prospectus........    7
Summary....................................    8
  SMON Holdings Company, Inc...............    8
  National Security Life and Annuity
     Company...............................    8
  National Security Variable Account L.....    8
  The Funds................................    8
  Death Benefits...........................    8
  Accumulation Value.......................    8
  Premiums.................................    9
  Charges and Deductions...................   10
  Federal Tax Matters......................   13
  National Security Life and Annuity
     Company...............................   13
  SMON Holdings Inc........................   13
  National Security Variable Account L
     (VAL).................................   13
  The Funds................................   14
  Mixed and Shared Funding.................   14
Death Benefits.............................   14
  Plan A -- Level Benefit..................   15
  Plan B -- Variable Benefit...............   16
  Change in Death Benefit Plan.............   16
  Death Benefit Guarantee..................   17
  Changes in Stated Amount.................   17
Accumulation Value.........................   18
  Determination of Variable Accumulation
     Values................................   18
  Accumulation Unit Values.................   18
  Net Investment Factor....................   19
  Loans....................................   19
  Preferred Loans..........................   20
  Surrender Privileges.....................   20
  Maturity.................................   21
Premiums...................................   21
  Purchasing a Contract....................   21
  Payment of Premiums......................   22
  Initial Premiums.........................   22
  Minimum Premiums.........................   22
  Planned Premiums.........................   23
  Allocation of Premiums...................   23
  Transfers................................   23
  Lapse....................................   24
  Reinstatement............................   24
  Conversion...............................   24
  Free Look................................   25
Charges And Deductions.....................   25
  Premium Expense Charge...................   25
  Monthly Deduction........................   25
  Risk Charge..............................   26
  Surrender Charge.........................   26
  Service Charges..........................   27
  Other Charges............................   27
General Provisions.........................   29
  Voting Rights............................   29
  Additions, Deletions or Substitutions of
     Investments...........................   30
  Annual Report............................   30
  Limitation on Right to Contest...........   30
  Misstatements............................   30
  Suicide..................................   30
  Beneficiaries............................   31
  Postponement of Payments.................   31
  Assignment...............................   31
  Non-Participating Contract...............   31
The General Account........................   31
  General Description......................   31
  Accumulation Value.......................   32
  Optional Insurance Benefits..............   32
  Settlement Options.......................   32
Distribution of The Contract...............   32
Management of The Company..................   33
Custodian..................................   34
State Regulation of The Company............   34
Federal Tax Matters........................   34
  Contract Proceeds........................   35
  Avoiding Modified Endowment Contracts....   35
  Correction of Modified Endowment
     Contract..............................   36
  Right to Charge for Company Taxes........   36
Employee Benefit Plans.....................   36
Legal Proceedings..........................   36
Legal Matters..............................   36
Experts....................................   37
Registration Statement.....................   37
Financial Statements.......................   37
Appendix A.................................   38
  Hypothetical Historical Illustrations....   38

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. THE COMPANY DOES NOT AUTHORIZE ANY INFORMATION OR REPRESENTATIONS REGARDING THE VARIABLE ASPECTS OF THE CONTRACT DESCRIBED IN THIS PROSPECTUS OTHER THAN AS CONTAINED IN THIS PROSPECTUS, THE FUND PROSPECTUSES OR THE STATEMENTS OF ADDITIONAL INFORMATION OF THE FUNDS.

                                  DEFINITIONS

Accumulation Value -- the sum of the contract's values in the subaccounts, the General Account and the loan collateral account.

Administrative Office -- our Administrative Office is located at One Financial Way, Cincinnati, Ohio 45242. The mailing address is P.O. Box 5363, Cincinnati, Ohio, 45201.

Age -- the insured's age at his or her nearest birthday.

Attained Age -- the insured's age at the end of the most recent contract year.

Beneficiary -- the beneficiary designated by the contractowner in the application or in the latest notification of change of beneficiary filed with us. If the contractowner is the insured and if no beneficiary survives the insured, the insured's estate will be the beneficiary. If the contractowner is not the insured and no beneficiary survives the insured, the contractowner or his estate will be the beneficiary.

Cash Surrender Value -- the accumulation value less any applicable surrender charges.

Code -- the Internal Revenue Code of 1986, as amended, and all related regulations.

Commission -- the Securities and Exchange Commission.

Contract -- the flexible premium variable life insurance contract. The contract may also be referred to as a policy.

Contract Date -- the date as of which insurance coverage and contract charges begin. The contract date is used to determine contract months and years.

Contract Month -- each contract month starts on the same date in each calendar month as the contract date.

Contract Year -- each contract year starts on the same date in each calendar year as the contract date.

Contract Indebtedness -- the total of any unpaid contract loans.

Contractowner -- the person so designated on the specification page of the contract. The contractowner may also be referred to as a policyholder.

Corridor Percentage Test -- a method of determining the minimum death benefit as required by the Code to qualify the contract as a "life insurance contract." The minimum death benefit equals the cash value plus the cash value multiplied by a percentage which varies with age as specified by the Code.

Death Benefit -- the amount payable upon the death of the insured, before deductions for contract indebtedness and unpaid monthly deductions.

Death Benefit Guarantee -- our guarantee that the contract will not lapse if you have met the Minimum Premium requirement during the death benefit guarantee period.

General Account -- our assets other than those allocated to our separate accounts. The General Account may also be called the Guaranteed Account or the Fixed Account.

Guideline Annual Premium -- the level annual premium that would be payable through the contract maturity date for a specified stated amount of coverage if we scheduled premiums as to both timing and amount and such premiums were based on the 1980 Commissioners Standard Ordinary Mortality Table, net investment earnings at an annual effective rate of 4%, and fees and charges as set forth in the contract. This is the maximum premium permitted under the Code.

Home Office -- our principal executive offices located at 100 Court Street, Binghamton, New York 13902. The mailing address is P.O. Box 1625 Binghamton, NY 13902.

Initial Premium -- an amount you must pay to begin contract coverage. It must be at least equal to one monthly minimum premium.

Insured -- the person upon whose life the contract is issued.

Issue Date -- the date we approve your application and issue your contract. The issue date will be the same as the contract date except for backdated contracts, for which the contract date will be prior to the issue date.

Loan Collateral Account -- an account to which accumulation value in an amount equal to a contract loan is transferred pro rata from the subaccounts of VAL and the General Account.

Loan Value -- the maximum amount that may be borrowed under the contract. The loan value equals the cash surrender value less the cost of insurance charges for the balance of the contract year. The loan value less contract indebtedness equals the amount you may borrow at any time.

Maturity Date -- unless otherwise specified in the contract, the maturity date is the end of the contract year nearest the insured's 100th birthday.

Minimum Premium -- the monthly premium set forth on the contract specification page necessary to maintain the death benefit guarantee. Although the minimum premium is expressed as a monthly amount, you need not pay it each month. Rather, you must pay, cumulatively, premiums which equal or exceed the sum of the minimum premiums required during the applicable time period.

Monthly Deduction -- the monthly charge against cash value which includes the cost of insurance, an administration charge, a risk charge for the death benefit guarantee and the cost of any optional insurance benefits added by rider.

Net Premiums -- the premiums you pay less the premium expense charge.

Planned Premium -- a schedule indicating the contractowner's planned premium payments under the contract. The schedule is a planning device only and need not be adhered to.

Premium Expense Charge -- an amount deducted from gross premiums consisting of a distribution charge and any state premium tax and other state and local taxes applicable to your contract.

Proceeds -- the amount payable on surrender, maturity or death.

Process Day -- the first day of each contract month. Monthly deductions and any credits are made on this day.

Pronouns -- "our", "us" or "we" means National Security Life and Annuity Company, Inc. "You", "your" or "yours" means the insured. If the insured is not the contractowner, "you", "your" or "yours" means the contractowner when referring to contract rights, payments and notices.

Receipt -- with respect to transactions requiring valuation of variable account assets, a notice or request is deemed received by us on the date actually received if received in good order in our Administrative Office on a valuation date prior to 4:00 p.m. Eastern time. If received on a day that is not a valuation date or after 4:00 p.m. Eastern time on a valuation date, it is deemed received on the next valuation date.

Settlement Options -- methods of paying the proceeds other than in a lump sum.

Stated Amount -- the minimum death benefit payable under the contract as long as the contract remains in force and which is set forth on the contract specification page.

Subaccount -- a subdivision of VAL which invests exclusively in the shares of a corresponding portfolio of one of the Funds or of another mutual fund.

Surrender Charge -- a charge assessed in connection with contract surrenders, lapses and decreases in stated amount applicable for 15 years from the contract date with respect to your initial stated amount, and from the date of any increase in stated amount with respect to such increase. Surrender charges are based on your age, sex, underwriting classification and length of time you have held your contract. See the specification pages of your policy or the discussion under "Surrender Charges" below for more information.

Valuation Date -- each day on which the net asset value of Fund shares is determined. See the accompanying Fund prospectuses.

Valuation Period -- the period between two successive valuation dates which begins at 4:00 p.m. Eastern time on one valuation date and ends at 4:00 p.m. Eastern time on the next valuation date.

VAL -- National Security Variable Account L.

                                  INTRODUCTION

As described on the first page of this prospectus, the contract is a flexible premium variable universal life insurance contract which enables you throughout your lifetime to accommodate to your changing insurance needs and to changing economic conditions within the framework of a single insurance policy. The contract provides for death benefits, cash values, loans, a variety of settlement options and other features traditionally associated with life insurance.

The contract is similar to traditional life insurance in a number of respects.

     - You receive insurance coverage to age 100 at least equal to the stated amount as long as the contract has a positive cash surrender value or the death benefit guarantee is in effect.

     - You may surrender the contract at any time and receive its cash surrender value. After the first contract year, you may borrow up to the loan value of the contract.

     - To the extent that you elect to allocate net premiums to the General Account, there is a guaranteed minimum investment return.

The contract also has several significant features which differentiate it from traditional life insurance.

     - Within certain limits, you may adjust the timing and amount of your premium payments to suit your individual circumstances.

     - You direct the allocation of your net premiums and resulting cash values, which will vary with the investment performance of the variable subaccounts you select.

     - Values in the variable subaccounts are neither guaranteed nor limited to an assumed rate of interest.

     - You may elect a variable death benefit plan as an alternative to a level plan, the latter being similar in many respects to a traditional whole life policy.

Under either death benefit plan you may increase or decrease the stated amount of insurance coverage any time after the first contract year. Any increase in stated amount is subject to underwriting.

                      ASSUMPTIONS AND SCOPE OF PROSPECTUS

This prospectus relates principally to VAL and contains only selected information regarding the General Account. For details regarding elements of the contract involving the General Account, see your contract.

Unless otherwise indicated or required by the context, the discussion throughout this prospectus assumes that:

     - "you", the "contractowner" and the "insured" are the same person,

     - the death benefit guarantee is in effect,

     - the cash surrender value of your contract is sufficient to pay the next monthly deduction,

     - there is no outstanding contract indebtedness,

     - the death benefit is not determined by the corridor percentage test,

     - the contract is not backdated,

     - payments under the contract have not been made in a way that would cause the contract to be treated as a Modified Endowment Contract under federal law.

                                    SUMMARY

This summary presents selected information in the same order and uses the same headings as the body of the prospectus. See the table of contents to find fuller discussion of each item. See the "Definitions," above, for the meanings of various terms.

There is a separate subaccount within VAL corresponding to each of the Funds listed on pages 2 and 3. The assets of each are invested exclusively in shares of one of the Funds.

THE FUNDS The operations of each Fund, its investment adviser and its investment objectives and policies are described in the Fund prospectus. Net premiums under the contract may be allocated to the subaccounts of the variable account which invest exclusively in Fund shares. Accordingly, the accumulation values you allocate to the subaccounts will vary with the investment performance of the Funds.

The value of each Fund's investments fluctuates daily and is subject to the risk of changing economic conditions as well as the risk inherent in the ability of management to anticipate changes necessary in those investments to meet changes in economic conditions. For additional information concerning each Fund, including their investment objectives, see the accompanying Fund prospectuses. Read the prospectuses carefully before investing.

DEATH BENEFITS You may select one of two death benefit plans -- the level plan (Plan A) or the variable plan (Plan B). With certain limitations, you may also change death benefit plans during the life of the contract. The death benefit under the level plan is the stated amount. The death benefit under the variable plan is the stated amount plus the accumulation value on the date of death. Under either plan, we may be required to increase the death benefit to satisfy the corridor percentage test included in the Code's definition of a "life insurance contract." Generally, favorable investment performance is reflected in increased accumulation value under the level plan and in increased insurance coverage under the variable plan. The death benefit will never be less than the stated amount as long as the contract has a positive cash surrender value or the death benefit guarantee is in force. The death benefit will be paid according to your beneficiary's instructions or, at your option, applied in whole or in part under one or more settlement options.

After the first contract year you may increase your stated amount, or you may decrease your stated amount. You cannot decrease the stated amount below the minimum stated amount shown on the contract specification page. Any increase or decrease in the stated amount must equal at least $5,000 and an increase will require additional evidence of insurability. No more than two changes to the stated amount are permitted during any year.

The contract includes a death benefit guarantee. Under this provision, we guarantee that the death benefit during the death benefit guarantee period will not be less than the stated amount, provided you pay the minimum premium. Accordingly, adverse subaccount investment performance will not cause the contract to lapse as long as the death benefit guarantee is in effect.

ACCUMULATION VALUE The accumulation value of your contract equals the sum of the accumulation values in the General Account, the subaccounts of VAL and the loan collateral account. The General Account accumulation value will reflect the amount and timing of net premiums allocated to the General Account and interest thereon. The accumulation value in the variable subaccounts will reflect deductions for a risk charge, the amount and timing of net premiums allocated to such subaccounts and their investment experience. Such investment experience is not guaranteed. In addition, the subaccount and the General Account accumulation values will be charged pro rata in connection with contract loans, partial surrenders and monthly deductions. The loan collateral account will reflect amounts borrowed against the loan value of the contract.

Loans -- after the first contract year, you may borrow against the loan value of your contract. The loan value is 90% of your cash surrender value minus the cost of insurance for the rest of the contract year. Loan interest is payable in advance at a rate of 5.0%. This amount is equivalent to an annual rate of 5.26% if the interest was paid at the end of the year. Any outstanding contract indebtedness will be deducted from proceeds payable at the insured's death or upon maturity or surrender.

Loan amounts and any unpaid interest thereon will be withdrawn pro rata from the variable subaccounts and the General Account. Accumulation value in each subaccount equal to the contract indebtedness so withdrawn will be transferred to the loan collateral account. If loan interest is not paid when due, it becomes loan principal. Accumulation value held in the loan collateral account earns interest daily at an annual rate guaranteed to be at least 4%.

A loan may be repaid in whole or in part at any time while the contract is in force. When a loan repayment is made, accumulation value securing contract indebtedness in the loan collateral account equal to the loan repayment will be allocated first to the General Account until the amount borrowed from the General Account has been repaid. The balance of the repayment will then be allocated to the General Account and the variable subaccounts using the same percentages as then in effect to allocate net premiums.

Preferred Loans -- a preferred loan is available at any time on or after the 10th contract anniversary. In the first contract year in which you take a preferred loan, the maximum preferred loan available is 10% of the gross loan value. The gross loan value is the Cash Surrender Value, minus enough to cover the monthly charges to the next policy anniversary. In later contract years, you may increase your preferred loan by an amount not greater than 10% of the gross loan value. The total amount of the preferred loan amount may never exceed the gross loan value. Loan interest on preferred loans is payable in advance at a rate of 3.846%. This amount is equivalent to an annual rate of 4% if the interest was paid at the end of the year. The interest rate credited to the accumulation value equal to the loaned amount under this preferred loan provision is 4.00%.

Current tax law permits Preferred Loans without adverse tax consequences. Should the law change and Preferred Loans be considered distributions, they may become subject to taxation and applicable penalties.

Surrender Privileges -- at any time you may surrender your contract in full and receive the proceeds. Your contract also gives you a partial surrender right. At any time after the first contract anniversary from the issue date, you may withdraw part of your cash surrender value. Such withdrawals will reduce your contract's death benefit and may be subject to a surrender charge.

Withholding Payment After Premium Payment -- We may withhold payment of any increased accumulation value or loan value resulting from a recent premium payment until your premium check has cleared. This could take up to 15 days after we receive your check.

PREMIUMS An initial premium is required to purchase a contract. In addition, you must pay a minimum premium to keep the death benefit guarantee in effect. You must have paid, cumulatively, total premiums that equal or exceed the monthly minimum premium indicated on the contract specification page multiplied by the number of contract months the contract has been in effect. If you fail to meet this requirement, the death benefit guarantee is no longer in effect and may generally not be reinstated. The monthly minimum premium indicated on the contract specification page will remain a level amount until you reach the end of the death benefit guarantee period shown on the contract specification page. The death benefit guarantee is only available the first 5 contract years. In states other than New York, a longer death benefit guarantee period may be available.

We may, at our discretion, refuse to accept a premium payment of less than $25 or one that would cause the contract, without an increase in death benefit, to be disqualified as life insurance or to be treated as a Modified Endowment Contract under federal law. Otherwise, the amount and timing of premium payments is left to your discretion.

To aid you in formulating your insurance plan under the contract, you will adopt a planned premium schedule at the time of purchase indicating your intended level of payments. The planned premium will generally be an amount greater than your minimum premium and less than your guideline annual premium. You do not have to follow the planned premium, as it is only a planning device.

Allocation of Premiums -- you may allocate your net premiums among up to 10 of the variable subaccounts and to the General Account in any combination of whole percentages. You indicate your initial allocation in the contract application. Thereafter, you may transfer accumulation values and reallocate future premiums.

Transfers -- we allow transfers of accumulation values among the subaccounts of VAL and to the General Account at any time. Transfers from the General Account to the subaccounts are subject to certain restrictions.

Lapse -- provided you pay the minimum premiums required to maintain the death benefit guarantee, your contract will not lapse during the death benefit guarantee period. If you fail to pay the minimum premiums, the death benefit guarantee expires. Without the death benefit guarantee, the contract will remain in force as long as the cash surrender value, less any outstanding contract indebtedness, is sufficient to pay the next monthly deduction. When the cash surrender value will not pay the next monthly deduction, you will have a 61 day grace period in which to increase your cash surrender value by paying additional premiums. If you do not pay sufficient additional premiums during the grace period, the contract will lapse and terminate without value.

Reinstatement -- once a contract has lapsed, you may request reinstatement of the contract any time within five years of the lapse. Satisfactory proof of insurability and payment of a reinstatement premium are required for reinstatement.

Free Look -- following the initial purchase of your contract or any subsequent increase in the stated amount, you are entitled to a free look period. During the free look period, you may cancel the contract or increase, as applicable, and we will refund all the money you have paid or the contract value, depending on your state's law. The free look period expires 10 days from your receipt of the contract or increase. In some states the free look period may be longer than 10 days.

CHARGES AND DEDUCTIONS We make charges against or deductions from premium payments, accumulation values and contract surrenders as follows:

(a) from premiums we deduct a premium expense charge in proportion to your current premium allocation choices. The premium expense charge includes:

   - a 4.9% distribution charge from premium payments for the first 10 contract years. In contract years 11 and later, this amount is reduced to 3.9%. This charge compensates us for sales and distribution expenses such as commissions, advertising and printing, and

   - a 2% deduction for the state premium tax and any other state and local taxes applicable to your contract.

   - National Security may also incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. However, if they increase, charges for such taxes may be made.

(b) against the accumulation value we make a monthly deduction, deducted in proportion to the values in your various subaccounts and the General Account, covering:

   - the cost of insurance, (which is determined based on your age, gender, and rate class and maximum charges will not exceed the charges posted in the 1980 Commissioner's Standard Ordinary Mortality tables); and

   - administrative expenses which covers bookkeeping and processing costs ($7);

(c) against the assets of the variable subaccounts, and in proportion to your values in the various subaccounts, we assess a daily charge equal to .0020471% (equal to 0.75% on an annual basis) of such assets for the first 10 contract years to compensate us for assuming certain mortality and expense risks. This amount effectively decreases to an annual rate of about 0.20% in contract years 11 and later.

   This reduction in later years is accomplished by deducting the normal .0020471% mortality and expense charge on a daily basis, and then at each contract monthaversary we credit back to the policy an amount equal to an annualized rate of 0.55% of the assets in your variable subaccounts at the end of each month. Because the charges are deducted at different times (monthly versus daily), the resulting charge may vary slightly, but will be an annualized rate of approximately 0.20%.

(d) from accumulation value we deduct surrender charges in the event of full surrender, certain partial surrenders and decreases in stated amount. These surrender charges apply during the first 15 contract years following the contract date and the date of any increase in stated amount. The surrender charge includes a $200.00 per policy charge plus an additional $.04 per $1,000.00 of stated amount in excess of $500,000.00. Surrender charges also vary according to your age, sex, underwriting classification and the length of time you have held your contract. See the specification pages of your policy for more detailed information. Listed below are the maximum surrender charges applicable to the contract.

        MAXIMUM SURRENDER CHARGES PER $1,000 OF STATED AMOUNT
        -----------------------------------------------------
                  MALE                       FEMALE
        -------------------------   -------------------------
 AGE     NONSMOKER       SMOKER      NONSMOKER       SMOKER
 ---    ------------   ----------   ------------   ----------
 0-20     $ 15.19       $ 16.73       $ 14.29       $ 15.24
21-30     $ 16.98       $ 19.67       $ 15.29       $ 16.78
31-40     $ 19.37       $ 24.96       $ 17.48       $ 20.07
41-50     $ 24.76       $ 34.23       $ 20.87       $ 24.86
51-60     $ 32.84       $ 47.49       $ 25.36       $ 30.84
61-70     $ 67.84       $ 81.30       $ 48.39       $ 57.27
71-80     $117.90       $132.66       $100.55       $106.53

To these amounts, add $200 per policy and an additional $.04 per $1,000.00 of stated amount for policies with a stated amount in excess of $500,000.

(e) against the assets of each fund, the following management fees and other expenses:

                                                                       TOTAL FUND
                                                                        EXPENSES         TOTAL        TOTAL FUND
                                                                         WITHOUT        WAIVERS        EXPENSES
                             MANAGEMENT    DISTRIBUTION     OTHER      WAIVERS OR         AND        WITH WAIVERS
                                FEES       (12b-1) FEES    EXPENSES    REDUCTIONS     REDUCTIONS*    OR REDUCTIONS
                             ----------    ------------    --------    -----------    -----------    -------------
OHIO NATIONAL FUND, INC.:
  Money Market*                 0.30%          0.00%         0.13%         0.43%          0.05%          0.38%
  Equity                        0.80%          0.00%         0.11%         0.91%          0.00%          0.91%
  Bond                          0.60%          0.00%         0.17%         0.77%          0.00%          0.77%
  Omni                          0.55%          0.00%         0.55%         0.67%          0.00%          0.67%
  S&P 500 Index                 0.37%          0.00%         0.13%         0.50%          0.00%          0.50%
  International*                0.91%          0.00%         0.29%         1.20%          0.06%          1.14%
  International Small
     Company                    1.00%          0.00%         0.63%         1.63%          0.00%          1.63%
  Capital Appreciation          0.80%          0.00%         0.16%         0.96%          0.00%          0.96%
  Small Cap                     0.80%          0.00%         0.12%         0.92%          0.00%          0.92%
  Aggressive Growth             0.80%          0.00%         0.18%         0.98%          0.00%          0.98%
  Core Growth                   0.95%          0.00%         0.14%         1.09%          0.00%          1.09%
  Growth & Income               0.85%          0.00%         0.13%         0.98%          0.00%          0.98%
  Capital Growth                0.90%          0.00%         0.13%         1.03%          0.00%          1.03%
  Social Awareness              0.60%          0.00%         0.50%         1.10%          0.00%          1.10%
  High Income Bond              0.75%          0.00%         0.35%         1.10%          0.00%          1.10%
  Equity Income                 0.75%          0.00%         0.33%         1.08%          0.00%          1.08%
  Blue Chip                     0.90%          0.00%         0.35%         1.25%          0.00%          1.25%
  Nasdaq-100 Index              0.75%          0.00%         0.37%         1.12%          0.00%          1.12%

                                                                       TOTAL FUND
                                                                        EXPENSES         TOTAL        TOTAL FUND
                                                                         WITHOUT        WAIVERS        EXPENSES
                             MANAGEMENT    DISTRIBUTION     OTHER      WAIVERS OR         AND        WITH WAIVERS
                                FEES       (12b-1) FEES    EXPENSES    REDUCTIONS     REDUCTIONS*    OR REDUCTIONS
                             ----------    ------------    --------    -----------    -----------    -------------
GOLDMAN SACHS VARIABLE
  INSURANCE TRUST:
  Goldman Sachs Growth and
     Income*                    0.75%          0.00%         0.47%         1.22%          0.22%          1.00%
  Goldman Sachs CORE U.S.
     Equity*                    0.70%          0.00%         0.17%         0.87%          0.03%          0.90%
  Goldman Sachs Capital
     Growth*                    0.75%          0.00%         1.09%         1.84%          0.84%          1.00%
J.P. MORGAN SERIES TRUST
  II:
  J.P. Morgan Mid Cap Value     0.70%          0.00%         0.92%         1.62%          0.62%          1.00%
  J.P. Morgan Small Company     0.60%          0.00%         0.72%         1.32%          0.17%          1.15%
JANUS ASPEN SERIES (SERVICE
  SHARES):
  Growth                        0.65%          0.25%         0.02%         0.92%          0.00%          0.95%
  Worldwide Growth              0.65%          0.25%         0.05%         0.95%          0.00%          0.95%
  Balanced                      0.65%          0.25%         0.02%         0.92%          0.00%          0.92%
LAZARD RETIREMENT SERIES,
  INC.:
  Small Cap*                    0.75%          0.25%         1.76%         2.76%          1.51%          1.29%
  Emerging Markets*             1.00%          0.25%         2.90%         4.15%          2.55%          0.90%
MFS VARIABLE INSURANCE
  TRUST:
  MFS Investors Growth
     Stock                      0.75%          0.20%         0.17%         1.12%          0.01%          1.11%
  MFS Mid Cap Growth            0.75%          0.20%         1.46%         2.41%          1.30%          1.11%
  MFS New Discovery             0.90%          0.20%         0.19%         1.29%          0.03%          1.26%
  MFS Total Return              0.75%          0.20%         0.15%         1.10%          0.00%          1.10%
PBHG INSURANCE SERIES FUND:
  PBHG Technology &
     Communications             0.85%          0.00%         0.19%         1.04%          0.00%          1.04%
STRONG VARIABLE INSURANCE
  FUNDS, INC.:
  Strong Mid Cap Growth II*     1.00%          0.00%         0.16%         1.16%          0.01%          1.15%
  Strong Opportunity II*        1.00%          0.00%         0.18%         1.18%          0.08%          1.10%
VARIABLE INSURANCE PRODUCTS
  FUND (FIDELITY):
  VIP Contrafund                0.57%          0.25%         0.10%         0.92%          0.00%          0.92%
  VIP Mid Cap                   0.57%          0.25%         0.17%         0.99%          0.00%          0.99%
  VIP Growth                    0.57%          0.25%         0.09%         0.91%          0.00%          0.91%

* The investment advisers of certain Funds are voluntarily waiving part or all of their management fees and/or reimbursing certain Funds in order to reduce total Fund expenses.

The waivers and reductions are voluntary and may be terminated at any time. If such waivers and/or reductions are terminated, the cost of your contract will increase.

In addition to the foregoing charges and deductions, we assess the following three service charges:

     - for partial surrenders the lesser of $25 or 2% of the amount surrendered,

     - up to $15 (currently the charge is $3 and is waived on the first 12 transfers during any contract year) for transfers of accumulation value among the subaccounts and the General Account and,

     - up to $100 (currently no charge is being made) for any special illustration of contract benefits that you may request.

Currently we impose lesser charges for transfers and illustrations, but we only guarantee that such charges will never exceed the amounts stated above. We also reserve the right to assess the assets of each subaccount for any taxes payable by us on account of such assets. Certain expenses and an investment advisory fee will be assessed against Fund assets, as described in the Fund prospectuses.

FEDERAL TAX MATTERS All death benefits paid under the contract will generally be excludable from the beneficiary's gross income for federal income tax purposes. Under current federal tax law, as long as the contract qualifies as a "life insurance contract", any increases in accumulation value attributable to favorable investment performance should accumulate on a tax deferred basis in the same manner as with traditional whole life insurance. Partial withdrawals and surrenders, however, may result in the taxation of the portion of such withdrawals or surrenders drawn from the increase in accumulation value resulting from favorable investment performance. If payments are made in excess of a rate that would pay up a contract after seven level annual payments, there may be taxation of, including a penalty tax on, portions of the proceeds of loans, withdrawals or surrenders.

                                     GROUP

NATIONAL SECURITY LIFE AND ANNUITY COMPANY, INC.

We were originally established as an insurance company under the laws of the state of New York in 1973 as The Urbaine Life Reinsurance Company. In 1993, the company was purchased by Security Life of Denver Insurance Company and our name was changed to First ING Life Insurance Company of New York. Pursuant to an agreement executed on May 3, 2001, SMON Holdings, a Delaware holding company agreed to purchase the company from First ING Life Insurance Company of New York. After the purchase, we changed our name to National Security Life and Annuity Company, Inc. We are licensed to sell insurance in 22 states and the
District of Columbia and have assets in excess of $             and equity in
excess of $             .

SMON HOLDINGS, INC.

SMON Holdings, Inc. is a Delaware holding company jointly owned by Ohio National Financial Services, Inc., One Financial Way, Cincinnati, Ohio and Security Mutual Life Insurance Company of New York, 100 Court Street, Binghamton, New York.

NATIONAL SECURITY VARIABLE ACCOUNT L (VAL)

We established VAL on January 4, 2002 pursuant to the insurance laws of the State of New York. VAL is registered with the Securities and Exchange Commission (the "Commission") under the Investment Company Act of 1940 ("1940 Act") as a unit investment trust. Such registration does not involve supervision by the Commission of the management or investment policies of the variable account or of us. Under New York law, VAL's assets are held exclusively for the benefit of contractowners and persons entitled to payments under the contract. VAL's assets are not chargeable with liabilities arising out of our other business.

We keep VAL's assets physically segregated from assets of our General Account. We maintain records of all purchases and redemptions of Fund shares by each of VAL's subaccounts.

VAL has subaccounts corresponding to each of the Funds listed on pages 2 and 3. VAL may in the future add or delete investment subaccounts. Each investment subaccount will invest exclusively in shares representing interests in one of the Funds. The income and realized and unrealized gains or losses on the assets of each subaccount are credited to or charged against that subaccount without regard to income or gains or losses from any other subaccount.

THE FUNDS

The Funds are mutual funds registered under the Investment Company Act of 1940. Fund shares are sold only to insurance company separate accounts to fund variable annuity contracts and variable life insurance policies and, in some cases, to qualified plans. The value of each Fund's investments fluctuates daily and is subject to the risk that Fund management may not anticipate or make changes necessary in the investments to meet changes in economic conditions.

The Funds receive investment advice from their investment advisers. The Funds pay each of the investment advisers a fee as described in the Fund prospectuses. In some cases, the investment adviser pays part of its fee to a subadviser.

Affiliates of certain Funds may compensate us based upon a percentage of the Fund's average daily net assets that are allocated to VAL. These percentages vary by Fund. This is intended to compensate us for administrative and other services we provide to the Funds and their affiliates.

For additional information concerning the Funds, including their investment objectives, see the Fund prospectuses. Read them carefully before investing. They may contain information about other funds that are not available as investment options for your contract. You cannot be sure that any Fund will achieve its stated objectives and policies.

The investment policies, objectives and/or names of some of the Funds may be similar to those of other investment companies managed by the same investment adviser or subadviser. However, similar funds often do not have comparable investment performance. The investment results of the Funds may be higher or lower than those of the other funds.

MIXED AND SHARED FUNDING

In addition to being offered to VAL, certain Fund shares are offered to other insurance company separate accounts and qualified plans. It is conceivable that in the future it may become disadvantageous for one or more of variable life and variable annuity separate accounts, or separate accounts of other life insurance companies, and qualified plans, to invest in Fund shares. Although neither we nor any of the Funds currently foresee any such disadvantage, the Board of Directors or Trustees of each Fund will monitor events to identify any material conflict among different types of owners and to determine if any action should be taken. That could possibly include the withdrawal of participation in a Fund. Material conflicts could result from such things as:

     - changes in state insurance law;

     - changes in federal income tax law;

     - changes in the investment management of any portfolio of one of the Funds, or

     - differences between voting instructions given by different types of contractowners.

                                 DEATH BENEFITS

As long as the contract remains in force we will, upon receipt of due proof of the insured's death, pay the contract proceeds to the beneficiary. The amount of the death benefit payable will be determined as of the date of death, or on the next following valuation date if the date of death is not a valuation date. Unless a settlement option has been or is elected by the owner, the proceeds will be paid according to your beneficiary's selection from the settlement options listed in the contract. We offer both beneficiaries and contractowners a wide variety of settlement options listed in the contract.

The contract provides for two death benefit plans: a level plan ("Plan A") and a variable plan ("Plan B"). Generally, you designate the death benefit plan in your contract application. Subject to certain restrictions, you may change the death benefit plan from time to time. As long as the contract remains in force, the death benefit under either plan will never be less than the stated amount of the contract.

PLAN A -- LEVEL BENEFIT

The death benefit is the greater of:

     - the contract's stated amount on the date of death or

     - the death benefit determined by the corridor percentage test.

The death benefit determined by the corridor percentage test equals the accumulation value of the contract on the date of death plus such accumulation value multiplied by the corridor percentage. The corridor percentage varies with attained age, as indicated in the following table:

               CORRIDOR    ATTAINED    CORRIDOR    ATTAINED    CORRIDOR                    CORRIDOR
ATTAINED AGE  PERCENTAGE     AGE      PERCENTAGE     AGE      PERCENTAGE   ATTAINED AGE   PERCENTAGE
------------  ----------   --------   ----------   --------   ----------   ------------   ----------
40 & below       150%       52            71%        64           22%          91             4%
    41           143        53            64         65           20           92             3%
    42           136        54            57         66           19           93             2%
    43           129        55            50         67           18           94             1%
    44           122        56            46         68           17       95 & above         0%
    45           115        57            42         69           16
    46           109        58            38         70           15
    47           103        59            34         71           13
    48            97        60            30         72           11
    49            91        61            28         73            9
    50            85        62            26         74            7
    51            78        63            24       75-90           5

Illustration of Plan A. Assume that the insured's attained age at time of death is 40 and that the stated amount of the contract is $100,000.

Under these circumstances, any time the accumulation value of the contract is less than $40,000, the death benefit will be the stated amount. However, any time the accumulation value exceeds $40,000, the death benefit will be greater than the contract's $100,000 stated amount due to the corridor percentage test. This is because the death benefit for an insured who dies at age 40 must be at least equal to the accumulation value plus 150% of the accumulation value. Consequently, each additional dollar added to accumulation value above $40,000 will increase the death benefit by $2.50. Similarly, to the extent accumulation value exceeds $40,000, each dollar taken out of accumulation value will reduce the death benefit by $2.50. If, for example, the accumulation value is reduced from $48,000 to $40,000, the death benefit will be reduced from $120,000 to $100,000. However, further reductions in the accumulation value below the $40,000 level will not affect the death benefit so long as the reductions are due to performance. Reductions due to surrenders, loans and partial surrenders do affect the death benefit.

In the foregoing example, the breakpoint of $40,000 of accumulation value for using the corridor percentage test to calculate the death benefit was determined by dividing the $100,000 stated amount by 100% plus 150% (the corridor percentage at age 40, as shown in the table above). For your contract, you may make the corresponding determination by dividing your stated amount by 100% plus the corridor percentage for your age (see the table above). The calculation will yield a dollar amount which will be your breakpoint for using the corridor percentage test. If your accumulation value is greater than such dollar figure, your death benefit will be determined by the corridor percentage test. If it is less, your death benefit will be your stated amount.

PLAN B -- VARIABLE BENEFIT

The death benefit is equal to the greater of:

     - the stated amount plus the accumulation value on the date of death or

     - the death benefit determined by the corridor percentage as described above and using the foregoing table of corridor percentages.

Illustration of Plan B. Again assume that the insured's attained age at the time of death is 40 and that the stated amount of the contract is $100,000.

Under these circumstances, a contract with accumulation value of $20,000 will have a death benefit of $120,000 ($100,000 + $20,000). An accumulation value of $60,000 will yield a death benefit of $160,000 ($100,000 + $60,000). The death benefit under this illustration, however, must be at least equal to the accumulation value plus 150% of the contract's accumulation value. As a result, if the accumulation value of the contract exceeds $66,667, the death benefit will be greater than the stated amount plus accumulation value. Each additional dollar of accumulation value above $66,667 will increase the death benefit by $2.50. Under this illustration, a contract with an accumulation value of $80,000 will provide a death benefit of $200,000 ($80,000 + (150% (LOGO) $80,000)).
Similarly, to the extent that accumulation value exceeds $66,667, each dollar taken out of accumulation value reduces the death benefit by $2.50. If, for example, the accumulation value is reduced from $80,000 to $68,000, the death benefit will be reduced from $200,000 to $170,000.

In the foregoing example, the breakpoint of $66,667 of accumulation value for using the corridor percentage test to calculate the death benefit was determined by dividing the $100,000 stated amount by 150% (the corridor percentage at age 40, as shown in the table above). For your contract, you may make the corresponding determination by dividing your stated amount by the corridor percentage for your age (see the table above). The calculation will yield a dollar amount which will be your breakpoint for using the corridor percentage test. If your accumulation value is greater than such dollar figure, your death benefit will be determined by the corridor percentage test. If it is less, your death benefit will be your stated amount plus your accumulation value.

CHANGE IN DEATH BENEFIT PLAN

Generally, after the second contract year, you may change your death benefit plan on any process day by sending a written request to us at our Administrative Office. Changing death benefit plans from Plan B to Plan A will not require evidence of insurability. Changing death benefit plans from Plan A to Plan B may require evidence of insurability. The effective date of any such change will be the process day on or following the date of receipt of your request.

As a general rule, when you wish to have favorable investment performance reflected in higher accumulation value, you should elect the Plan A death benefit. Conversely, when you wish to have favorable investment performance reflected in increased insurance coverage, you should generally elect the Plan B death benefit.

If you change your death benefit plan from Plan B to Plan A, your stated amount will be increased by the amount of your accumulation value to equal the death benefit which would have been payable under Plan B on the effective date of the change. For example, a Plan B contract with a $100,000 stated amount and $20,000 accumulation value ($120,000 death benefit) would be converted to a Plan A contract with $120,000 stated amount. Again, the death benefit would remain the same on the effective date of the change.

A change in the death benefit option will not alter the amount of the accumulation value or the death benefit payable under the contract on the effective date of the change. However, switching between the variable and the level plans will alter your insurance program with consequent effects on the level of your future death benefits, accumulation values and premiums. For a given stated amount, the death benefit will be greater under Plan B than under Plan A, but the monthly deduction will be greater under Plan B than under Plan A. Furthermore, assuming your accumulation value continues to increase, your future cost of insurance charges will be higher after a change from Plan A to Plan B and lower after a change from Plan B to Plan A. If your accumulation value decreases in the future, the opposite will be true. Changes in the cost of insurance charges have no effect on your death benefit under Plan
A. Under Plan B, however, increased cost of insurance charges will reduce the future accumulation value and death benefit to less than they otherwise would be.

DEATH BENEFIT GUARANTEE

We guarantee that the contract will not lapse during the death benefit guarantee period provided you pay the Minimum Premium. (See "Premiums -- Minimum Premiums.") Accordingly, as long as the death benefit guarantee is in effect, the contract will not lapse even if, because of adverse investment performance, the cash surrender value falls below the amount needed to pay the next monthly deduction.

If on any process day the minimum premium requirement is not met, we will send you a notice of the required payment. If we do not receive the required payment within 61 days of the date of the mailing of such notice, the death benefit guarantee will no longer be in effect. Generally, the death benefit guarantee may not be reinstated once it has been lost. However, we may at our discretion permit you to reinstate the death benefit guarantee if you:

     - double your stated amount or

     - increase your stated amount by $100,000 or more.

A new Minimum Premium will be required to maintain the reinstated death benefit guarantee.

CHANGES IN STATED AMOUNT

Subject to certain limitations, you may at any time after the first contract year increase your contract's stated amount or decrease your stated amount by sending us a written request. We may limit you to two such changes in each contract year. Any change must be of at least $5,000. The effective date of the increase or decrease will be the process day on or following approval of the request. A change in stated amount will affect the monthly insurance charges and surrender charges.

Increases. An increase is treated in a similar manner to the purchase of a new contract. To obtain an increase, you must submit a supplemental application to us with satisfactory proof of insurability. Depending on your accumulation value, you may or may not have to pay additional premiums to obtain an increase. If you must pay an additional premium, we must receive it by the effective date of the increase.

After an increase, a portion of premium payments will be allocated to such increase. The amount so allocated will bear the same relationship to total premium payments as the guideline annual premium for such increase bears to the guideline annual premium for your initial stated amount plus the guideline annual premiums for all increases.

Only the increase in stated amount will be subject to the additional surrender charge.

With respect to premiums allocated to an increase, you will have the same free look and conversion rights with respect to an increase as with the initial purchase of your contract.

Decreases. You may decrease your stated amount after the first contract year from the issue date or the date of any increase, subject to the following limitations:

     - The stated amount after any requested decrease may not be less than the minimum stated amount of $100,000. The stated amount may be lower in states other than New York.

     - We will not permit a decrease in stated amount if the contract's cash value is such that reducing the stated amount would cause the death benefit after the decrease to be determined by the corridor percentage test.

     - We will not permit a decrease in stated amount if the decrease would disqualify the contract as life insurance under the Code.

If you decrease your stated amount, we will deduct any applicable surrender charge from your accumulation value. For purposes of calculating the amount of that surrender charge and the cost of insurance charge on your remaining coverage, a decrease in stated amount will reduce your existing stated amount in the following order:

     - the stated amount provided by your most recent increase,

     - your next most recent increases successively, and

     - your initial stated amount.

                               ACCUMULATION VALUE

Your contract provides certain accumulation value benefits. Subject to certain limitations, you may obtain access to the accumulation value of your contract. You may borrow against your contract's loan value and you may surrender your contract in whole or in part.

The accumulation value of your contract is the sum of the accumulation values in the subaccounts, the General Account and the loan collateral account. The following discussion relates only to the variable subaccounts of VAL. The General Account and the loan collateral account are discussed elsewhere in this prospectus.

DETERMINATION OF VARIABLE ACCUMULATION VALUES

Your accumulation value in VAL may increase or decrease depending on the investment performance of the subaccounts you choose. There is no guaranteed minimum accumulation value in VAL.

The accumulation value of your contract will be calculated initially on the later of the issue date or when we first receive a premium payment. After that, it is calculated on each valuation date. On the initial valuation date, your accumulation value will equal the initial premium paid minus the premium expense charge and the first monthly deduction. On each subsequent valuation date, your accumulation value will be (1) plus any transactions referred to in (2), (3) and
(4) and minus any transactions referred to in (5), (6) and (7) which occur during the current valuation period, where:

     (1) is the sum of each subaccount's accumulation value as of the previous valuation date multiplied by each subaccount's net investment factor for the current valuation period;

     (2) is net premiums allocated to VAL;

     (3) is transfers from the loan collateral account as a result of loan repayments and reallocations of accumulation value from the general account;

     (4) is interest on the loan collateral account credited to the variable subaccounts;

     (5) is transfers to the loan collateral account in connection with contract loans and reallocations of accumulation value to the general account;

     (6) is any partial surrender made (and any surrender charge imposed); and

     (7) is the monthly deduction.

ACCUMULATION UNIT VALUES

We use accumulation units as a measure of value for bookkeeping purposes. When you allocate net premiums to a subaccount, we credit your contract with accumulation units. In addition, other transactions, including loans, partial and full surrenders, transfers, surrender and service charges, and monthly deductions, affect the number of accumulation units credited to your contract. The number of units credited or debited in connection with any such transaction is determined by dividing the dollar amount of such transaction by the unit value of the affected subaccount. We determine the unit value of each subaccount on each valuation date. The number of units so credited or debited will be based on the unit value on the valuation date on which the premium payment or transaction request is received by us at our Administrative Office. The number of units credited will not change because of subsequent changes in unit value. The dollar value of each subaccount's units will reflect asset charges and the investment performance of the corresponding portfolio of the Funds.

The accumulation unit value of each subaccount's unit initially was $10. The unit value of a subaccount on any valuation date is calculated by multiplying the subaccount unit value on the previous valuation date by its net investment factor for the current valuation period.

NET INVESTMENT FACTOR

We use a net investment factor to measure investment performance of each subaccount and to determine changes in unit value from one valuation period to the next. The net investment factor for a valuation period is (a) divided by (b) minus (c) where:

     (a) is (i) the value of the assets of the subaccount at the end of the preceding valuation period, plus (ii) the investment income and capital gains, realized or unrealized, credited to the assets of the subaccount during the valuation period for which the net investment factor is being determined, minus, (iii) any amount charged against the subaccount for taxes or any amount set aside during the valuation period by us to provide for taxes we determine are attributable to the operation or maintenance of that subaccount (currently there are no such taxes);

     (b) is the value of the assets of the subaccount at the end of the preceding valuation period; and

     (c) is a charge no greater than 0.0020471% on a daily basis. This corresponds to 0.75% on an annual basis for mortality and expense risks. This amount will be reduced in contract years 11 and later. This reduction in later years is accomplished by deducting the normal .0020471% mortality and expense charge on a daily basis, and then at each contract monthaversary we credit back to the policy an amount equal to an annualized rate of 0.55% of the assets in your variable subaccounts at the end of each month. Because the charges are deducted at different times (monthly versus daily), the resulting charge may vary slightly, but will be an annualized rate of approximately 0.20%.

LOANS

After the first contract year, you may borrow up to the loan value of your contract. The loan value is the cash surrender value less the cost of insurance charges on your contract to the end of the current contract year. The loan value will never be less than 90% of the cash surrender value. We will generally distribute the loan proceeds to you within seven days from receipt of your request for the loan at our Administrative Office, although payment of the proceeds may be postponed under certain circumstances. (See "General
Provisions -- Postponement of Payments".) In some circumstances, loans may involve tax liability. (See "Federal Tax Matters".)

When a loan is made, accumulation value in an amount equal to the loan will be taken from the General Account and each subaccount in proportion to your accumulation value in the General Account and each subaccount. This value is then held in the loan collateral account and earns interest at an effective rate guaranteed to be at least 4% per year. Such interest is credited to the subaccounts and the General Account in accordance with the premium allocation then in effect.

We charge you interest on loans you take from your contract values. The rate we deduct from your loan proceeds is 5.0%. This amount is equivalent to an annual rate of 5.26% if the interest was paid at the end of the year. When we make a loan, we add to the amount of the loan the interest covering the period until the end of the contract year. At the beginning of each subsequent contract year, if you fail to pay the interest in cash, we will transfer sufficient accumulation value from the General Account and each subaccount to pay the interest for the following contract year. The allocation will be in proportion to your accumulation value in each subaccount.

You may repay a loan at any time, in whole or in part, before we pay the contract proceeds. When you repay a loan, interest already charged covering any period after the repayment will reduce the amount necessary to repay the loan. Premiums paid in excess of any planned premiums when there is a loan outstanding will be first applied to reduce or repay such loan, unless you request otherwise. Upon repayment of a loan, the loan collateral account will be reduced by the amount of the repayment and the repayment will be allocated first to the General Account, until the amount borrowed from the General Account has been repaid. Unless we are instructed otherwise, the balance of the repayment will then be applied to the subaccounts and the General Account according to the premium allocation then in effect.

Any outstanding contract indebtedness will be subtracted from the proceeds payable at the insured's death and from cash surrender value upon complete surrender or maturity.

A loan, whether or not repaid, will have a permanent effect on a contract's cash surrender value (and the death benefit under Plan B contracts) because the investment results of the subaccounts will apply only to the amount remaining in the subaccounts. The longer the loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If investment results are greater than the rate being credited upon the amount of the loan while the loan is outstanding, contract values will not increase as rapidly as they would have if no loan had been made. If investment results are below that rate, contract values will be higher than they would have been had no loan been made.

PREFERRED LOANS

A preferred loan is available at any time on or after the 10th contract anniversary. In the first contract year in which you take a preferred loan, the maximum preferred loan available is 10% of the gross loan value. The gross loan value is the Cash Surrender Value minus an amount to cover monthly charges to the next policy anniversary. In later contract years, you may increase your preferred loan by an amount not greater than 10% of the gross loan value. The total amount of the preferred loan amount may never exceed the gross loan value. Loan interest on preferred loans is payable in advance at a rate of 3.846%. This amount is equivalent to an annual rate of 4% if the interest were paid at the end of the year. The interest rate credited to the accumulation value equal to the loaned amount under this preferred loan provision is 4.00%.

Certain policy loans may result in currently taxable income and tax penalties. If you are considering the use of policy loans as retirement income, you should consult your personal tax adviser regarding potential tax consequences that may arise if you do not make necessary payments to keep the policy from lapsing. The amount of the premium payments necessary to keep the policy from lapsing will increase with your age.

While Preferred Loans are not currently taxable, should there be a change in the law, Preferred Loans may become subject to tax and penalties as distributions, not loans, from the policy.

SURRENDER PRIVILEGES

As an alternative to obtaining access to your accumulation value by using the loan provisions described above, you may obtain your Cash Surrender Value by exercising your surrender or partial surrender privileges. Surrenders, however, may involve tax liability.

You may surrender your contract in full at any time by sending a written request together with the contract to our Administrative Office. The cash surrender value of the contract equals the accumulation value less any applicable surrender charges. Upon surrender, the amount of any outstanding loans will be deducted from the cash surrender value to determine the proceeds. The proceeds will be determined on the valuation date on which the request for a surrender is received in good order. Proceeds will generally be paid within seven days of receipt of a request for surrender.

After the first year after the issue date, you may obtain a portion of your accumulation value upon partial surrender of the contract. Partial surrenders cannot be made more than twice during any contract year. The amount of any partial surrender may not exceed the cash surrender value, minus:

     - any outstanding contract indebtedness,

     - an amount sufficient to cover the next two monthly deductions and

     - the service charge of $25 or 2% of the amount surrendered, if less.

We will reduce the accumulation value of your contract by the amount of any partial surrender. In doing so, we will deduct the accumulation value taken by a partial surrender from each increase and your initial stated amount in proportion to the amount such increases and initial stated amount bear to the total stated amount.

Under Plan A, a partial surrender reduces your stated amount. Such a surrender will result in a dollar for dollar reduction in the death proceeds except when the death proceeds of your contract are determined by the corridor percentage test. The stated amount remaining after a partial surrender may be no less than the minimum stated amount of $100,000. The stated amount may be lower in states other than New York. If increases in stated amount have occurred previously, a partial surrender will first reduce the stated amount of the most recent increase, then the next most recent increases successively, then the initial stated amount.

Under Plan B, a partial surrender reduces your accumulation value. Such a reduction will result in a dollar for dollar reduction in the death proceeds except when the death proceeds are determined by the corridor percentage test. Because the Plan B death benefit is the sum of the accumulation value and stated amount, a partial surrender under Plan B does not reduce your stated amount but instead reduces accumulation value.

If the proceeds payable under either death benefit option both before and after the partial surrender are determined by the corridor percentage test, a partial surrender generally will result in a reduction in proceeds equal to the amount paid upon such surrender plus such amount multiplied by the applicable corridor percentage.

During the first 15 contract years and for 15 years after the effective date of an increase, a partial surrender charge in addition to the service charge of the lesser of $25 or 2% of the amount surrendered will be made on the amount of partial surrenders in any contract year that exceeds 10% of the cash surrender value as of the end of the previous contract year.

MATURITY

We will pay you your accumulation value, reduced by any outstanding contract indebtedness, on the maturity date. The maturity date is listed on the specification page and is generally the end of the contract year nearest your 100th birthday. If we consent, you may instead continue your contract as an extended endowment after the maturity date. In such case, the death benefit after the maturity date will equal your contract's cash surrender value.

                                    PREMIUMS

PURCHASING A CONTRACT

To purchase a contract, you must complete an application and submit it to us at our Administrative Office through the agent selling the contract. Generally, we will not issue a contract to a person older than age 80, but we may do so at our sole discretion. Non-smoker rates are available if you are age 18 or over. We will only issue contracts with stated amounts of $100,000 or more. We may issue contracts with a lower stated amount in states other than New York. All applications require evidence of insurability. Acceptance of any application is subject to our insurance underwriting rules. The review period for routine applications will generally last one week. Approval of applications that require supplemental medical information, however, may be delayed six weeks or more while such information is obtained and reviewed.

You must pay an initial premium in order for your contract to take effect. The contract takes effect as of the contract date. However, if you pay the initial premium at the time you submit your application, we will, pursuant to the Limited Temporary Insurance Agreement contained in such application, provide you with insurance coverage equal to your stated amount (up to $1,000,000) for a period of up to 60 days, starting on the later of the date of your application and the date you complete any required medical examination and ending on the date we approve or reject your application. We do not pay interest on initial premiums during the review period.

The contract date will be the same as the issue date, except in the case of a backdated contract where the contract date will be earlier than the issue date. At your request, we will backdate a contract as much as six months where permitted by state law. This procedure may be to your advantage where backdating will lower your age at issue and thereby lower your cost of insurance and surrender charges which are scaled by age. A backdated contract will be treated as though it had been in force since the contract date. Consequently, the initial premium required for a backdated contract will be larger than for a contract which is not backdated because you must pay the minimum premium, pay monthly deductions and pay all other charges associated with the contract for the period between the contract date and the issue date.

On the later of the issue date and the date we receive your initial premium, net premiums are allocated to the Money Market subaccount. On the first process day following the issue date or, if later, when we receive your initial premium, such net premiums will be allocated among the subaccounts and the General Account in accordance with your instructions as indicated in your application.

If we reject your application during the review period, we will refund to you all amounts you have paid under the contract. If you choose to cancel your contract during the free look period, we will refund the premiums you have paid, or the contract value, depending on your state's laws.

PAYMENT OF PREMIUMS

We allocate premium payments to the various subaccounts and to the General Account the same day if received by us at our Administrative Office before 4:00 p.m. Eastern time. If a premium payment is dishonored, you will be liable to us for any changes in the market value between the date received and the date we are notified that the payment was dishonored. We will deduct any amount due for this reason from your contract value.

Unlike a traditional insurance policy, the contract does not require a fixed schedule of premium payments. Within certain limits, you may determine the amount and timing of your premium payments. As described below, such limits include an initial premium requirement and a minimum premium requirement. Your contract specification page will also include a schedule of planned premiums.

INITIAL PREMIUMS

You must pay an initial premium before we will make your contract effective. This premium may be submitted with your contract application or sent directly to us at our Administrative Office. The amount of the initial premium will be at least one monthly minimum premium. The initial premium for a backdated contract may be substantially greater.

MINIMUM PREMIUMS

You must pay the minimum premium to keep the death benefit guarantee in effect. Failure to make premium payments sufficient to maintain the death benefit guarantee will not necessarily cause your contract to lapse. However, once the death benefit guarantee does not apply to your contract, it may not be reinstated.

To pay the minimum premium, you must have paid at any time cumulative premiums, less any partial surrenders and contract indebtedness, equal to the monthly minimum premium multiplied by the number of contract months the contract has been in effect. The monthly minimum premium indicated on the contract specification page will remain a level amount until the end of the death benefit guarantee period.

PLANNED PREMIUMS

When you purchase a contract, you will be asked to adopt a planned premium schedule. The schedule is a planning device which indicates the level of premiums you intend to pay under the contract. You are not required to adhere to it. You may adopt, in consultation with your agent, any planned premium schedule that you wish. The amount of scheduled payments, however, should generally be set between the minimum premium necessary to keep the death benefit guarantee in effect and the maximum premium permitted for your contract to qualify as life insurance under the Code. The guideline annual premium is a level amount which should provide the benefits under the contract through age 100 and is based on guaranteed assumptions with respect to expenses and cost of insurance charges and investment performance of 4%.

In choosing your planned premium schedule, you will need to make a judgment as to the long-term rate of investment return which you expect under the contract. The higher your assumption as to the long-term rate of investment return, the lower your planned premium needs to be for a given insurance objective, and vice versa. There is no assurance that your planned premiums will provide the death proceeds or other benefits sought under the contract. By definition, the value of such benefits depends on the investment performance of the subaccounts which cannot be predicted. In any event, you may need to pay greater or lesser premiums than are indicated in the planned premium schedule to attain your insurance objectives.

We will furnish you an annual report which will show personalized hypothetical illustrations of your contract values under various performance scenarios and assumed rates of return one year from the date of the report based on planned premiums, guaranteed cost of insurance and guaranteed interest with respect to the general account. We may charge for this report.

As previously indicated, at any time you may pay more or less than the amount indicated in the planned premium schedule. We may at our discretion, however, refuse to accept any premium payment of less than $25 or so large that it would cause the contract, without an increase in death benefit, to be disqualified as life insurance or to be treated as a Modified Endowment Contract under federal law.

ALLOCATION OF PREMIUMS

In the contract application, you may direct the allocation of your net premium payments among up to 10 of the subaccounts of VAL and the General Account. Your initial allocation will take effect on the first process day following the issue date or, if later, when we receive your initial premium payment. Pending such allocation, net premiums will be held in the Money Market subaccount. If you fail to indicate an allocation in your contract application, we will leave your net premiums in the Money Market subaccount until we receive allocation instructions. The amount allocated to any subaccount or the General Account must equal a whole percentage. You may change the allocation of your future net premiums at any time upon written notice to us. Premiums allocated to an increase will be credited to the subaccounts and the General Account in accordance with your premium allocation then in effect on the later of the date of the increase or the date we receive such a premium.

TRANSFERS

You may transfer the accumulation value of your contract among the subaccounts of VAL and to the General Account at any time. Each amount transferred must be at least $300 unless a smaller amount constitutes the entire accumulation value of the subaccount from which the transfer is being made, in which case you may only transfer the entire amount. There is a service charge of $3 for each transfer, but we are presently waiving that charge for the first twelve transfers during a contract year. Such fee is guaranteed not to exceed $15 per transfer in the future.

Transfers from the General Account to the subaccounts are subject to additional restrictions. No more than 25% of the accumulation value in the General Account as of the end of the previous contract year, or $1,000, if greater, may be transferred to one or more of the subaccounts in any contract year.

To the extent that transfers, surrenders and loans from a subaccount exceed net purchase payments and transfers into that subaccount, securities of the corresponding portfolio of the Fund may have to be sold. Excessive sales of a portfolio's securities on short notice could be detrimental to that portfolio and to contractowners with values allocated to the corresponding subaccount. To protect the interests of all contractowners we may limit the number, frequency, method or amount of transfers. Transfers from any Fund on any one day may be limited to 1% of the previous day's total net assets of that Fund if we or the Fund, in our or their discretion, believe that the Fund might otherwise be damaged.

If and when transfers must be so limited, some transfer requests will not be made. In determining which requests will be made, scheduled transfers will be made first, followed by mailed written requests in the order postmarked and, lastly, telephone and facsimile requests in the order received. If your transfer requests are not made, we will notify you. Current rules of the Commission preclude us from processing at a later date those requests that were not made. Accordingly, a new transfer request would have to be submitted in order to make a transfer that was not made because of these limitations.

LAPSE

Provided you pay the minimum premium and thereby keep the death benefit guarantee in effect, your contract will not lapse during the death benefit guarantee period. If you fail to pay the minimum premium and, as a result, the death benefit guarantee is not in effect, the contract will remain in force as long as the cash surrender value less any contract indebtedness is sufficient to pay the next monthly deduction. If the cash surrender value less any contract indebtedness is insufficient to pay the next monthly deduction, you will be given a 61 day grace period within which to make a premium payment to avoid lapse. The premium required to avoid lapse will be equal to the amount needed to allow the cash surrender value less any contract indebtedness to cover the monthly deduction for two contract months. This required premium will be indicated in a written notice which we will send to you at the beginning of the grace period. The grace period begins when we mail the notice. The contract will continue in force throughout the grace period, but if the required premium is not received, the contract will terminate without value at the end of the grace period. If you die during the grace period, the death benefit will be reduced by the amount of any unpaid monthly deduction. However, the contract will never lapse due to insufficient cash surrender value as long as the death benefit guarantee is in effect.

REINSTATEMENT

If the contract lapses, you may apply for reinstatement anytime within five years. Your contract will be reinstated if you supply proof of insurability and pay the monthly cost of insurance charges from the grace period plus a reinstatement premium. The reinstatement premium, after deduction of the premium expense charge, must be sufficient to cover the monthly deduction for two contract months following the effective date of reinstatement. If a loan was outstanding at the time of lapse, we will require reinstatement or repayment of the loan and accrued interest at 6% per year before permitting reinstatement of the contract.

CONVERSION

Once during the first two years following the issue date and the date of any increase in stated amount, you may convert your contract or increase, as applicable, to a fixed benefit flexible premium policy by transferring all of your accumulation value to the General Account. After such a transfer, values and death benefits under your contract will be determinable and guaranteed. Accumulation values will be determined as of the date we receive a conversion request at our home office. There will be no change in stated amount as a result of the conversion and no evidence of insurability is required. Outstanding loans need not be repaid in order to convert your contract. Transfers of accumulation value to the General Account in connection with such a conversion will be made without charge.

FREE LOOK

You have a limited right to cancel your contract or any increase in stated amount. We will cancel the contract or increase if you notify us or our agent within 10 days from the date you receive the contract or increase. Some states may require a longer period of time to review your contract. Within seven days after we receive your notice to cancel, we will return all of the money you paid for the cancelled contract or increase, or the contract value, depending on your state's laws.

                             CHARGES AND DEDUCTIONS

We make charges against or deductions from premium payments, accumulation values and contract surrenders in the manner described below.

PREMIUM EXPENSE CHARGE

Each premium payment is subject to a premium expense charge. The premium expense charge is deducted in proportion to your current premium allocation choices. The premium expense charge has two components:

Distribution Charge. The contract is subject to a charge of 4.9% of premiums paid in the first 10 years reducing to 3.9% in years 11 and later. This charge is intended to help defray the costs attributable to this contract including distribution, printing and advertising.

State Premium Tax. Your premium payments will be subject to a 2% charge intended to cover state premium and other taxes.

National Security may also incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. However, if they increase, charges for such taxes may be made.

MONTHLY DEDUCTION

As of the contract date and each subsequent process day, we will deduct from the accumulation value of your contract and in proportion to the values in your various subaccounts and the General Account, a monthly deduction to cover certain charges and expenses incurred in connection with the contract.

The monthly deduction consists of:

     - the cost of insurance,

     - an administration charge of $7 for the cost of establishing and maintaining contract records and processing applications and notices,

     - a risk charge for the risk associated with the death benefit guarantee, and

     - the cost of additional insurance benefits provided by rider.

Your cost of insurance is determined on a monthly basis, and is determined separately for your initial stated amount and each subsequent increase in the stated amount. The monthly cost of insurance rate is based on your sex, attained age, and rate class. The cost of insurance is calculated by multiplying (i) by the result of (ii) minus (iii), where:

(i) is the cost of insurance rate as described in the contract. Such actual cost will be based on our expectations as to future mortality experience. It will not, however, be greater than the guaranteed cost of insurance rates set forth in the contract. Such rates for smokers and non-smokers are based on the 1980 Commissioner's Standard Ordinary, Male or Female, Smoker or Nonsmoker, age near birthday mortality table. The cost of insurance charge is guaranteed not to exceed such table rates for the insured's risk class;

(ii) is the death benefit at the beginning of the contract month divided by 1.0032737; and

(iii) is accumulation value at the beginning of the contract month.

In connection with certain employer-related plans, cost of insurance rates may not be based on sex.

RISK CHARGE

Against the assets of the variable subaccounts, and in proportion to your values in the various subaccounts, we assess a daily charge equal to .0020471% (equal to .75% on an annual basis) of such assets for the first 10 contract years to compensate us for assuming certain mortality and expense risks. This amount effectively decreases to an annual rate of about 0.20% starting in the 11th contract year and later.

This reduction in later years is accomplished by deducting the normal .0020471% mortality and expense charge on a daily basis, and then at the end of each monthaversary we credit back to the policy an amount equal to an annualized rate of 0.55% of the assets in your variable subaccounts at the end of each month. Because the charges are deducted at different times (monthly versus daily), the resulting charge may vary slightly, but will be approximately 0.20%.

SURRENDER CHARGE

After the free look period and during the early years of your contract and following any increase in stated amount, a surrender charge is assessed in connection with all complete surrenders, all lapses, all decreases in stated amount and certain partial surrenders.

If you surrender your contract in full or it lapses when a surrender charge applies, we will deduct the total charge from your accumulation value. If you decrease the stated amount of your contract while a surrender charge applies, your accumulation value will be charged with the portion of the total surrender charge attributable to the stated amount cancelled by the decrease.

The following is a chart showing the maximum surrender charge applicable to the contract. Because the surrender charge is based on your age, sex, rating classification and the length of time you have held your policy, your actual surrender charge may be significantly less.

        MAXIMUM SURRENDER CHARGES PER $1,000 OF STATED AMOUNT
        -----------------------------------------------------
                  MALE                       FEMALE
        -------------------------   -------------------------
 AGE     NONSMOKER       SMOKER      NONSMOKER       SMOKER
 ---    ------------   ----------   ------------   ----------
 0-20     $ 15.19       $ 16.73       $ 14.29       $ 15.24
21-30     $ 16.98       $ 19.67       $ 15.29       $ 16.78
31-40     $ 19.37       $ 24.96       $ 17.48       $ 20.07
41-50     $ 24.76       $ 34.23       $ 20.87       $ 24.86
51-60     $ 32.84       $ 47.49       $ 25.36       $ 30.84
61-70     $ 67.84       $ 81.30       $ 48.39       $ 57.27
71-80     $117.90       $132.66       $100.55       $106.53

To these maximum amounts, there is an additional $.04 charge per $1,000.00 of stated amount equal to or over $500,000.00.

Partial surrenders in any contract year totaling 10% or less of the cash surrender value of your contract as of the end of the previous contract year are not subject to any surrender charge. Partial surrenders in any contract year in excess of 10% of the cash surrender value of your contract as of the end of the previous contract year will be subject to that percentage of the total surrender charges that is equal to the percentage of cash surrender value withdrawn minus 10%.

For example, assume a contract which now has, and at the end of the previous contract year had, an accumulation value of $11,100 and a surrender charge of $1,100. The cash surrender value of the contract is therefore $10,000. If you decide to withdraw 25% of such cash surrender value ($2,500), we will impose a charge equal to 15% (25% minus 10%) of the total surrender charge (.15 x $1,100 = $165) and reduce your accumulation value by that amount, as well as by the $2,500 you withdrew.

SERVICE CHARGES

A charge (currently $3 and guaranteed not to exceed $15) will be imposed on each transfer of accumulation values among the subaccounts of the variable account and the General Account. Currently, the Company is not assessing this charge on the first four transfers made in any contract year. For partial surrenders, a service fee will be charged equal to the lesser of $25 or 2% of the amount surrendered. A fee, not to exceed $100, is charged for any illustration of benefits and values that you may request after the issue date.

OTHER CHARGES

We may also charge the assets of each subaccount and the general account to provide for any taxes that may become payable by us in respect of such assets. Under current law, no such taxes are anticipated. In addition, the Funds pay certain expenses that affect the value of your contract. The principal expenses at the Fund level are an investment advisory fee and Fund operating expenses. The Funds pay their Advisers annual fees on the basis of each portfolio's average daily net assets during the month for which the fees are paid.

The total expenses of each of the Funds in 2000, as a percent of the Fund's net assets, were:

                                                                       TOTAL FUND
                                                                        EXPENSES         TOTAL        TOTAL FUND
                                                                         WITHOUT        WAIVERS        EXPENSES
                             MANAGEMENT    DISTRIBUTION     OTHER      WAIVERS OR         AND        WITH WAIVERS
                                FEES       (12b-1) FEES    EXPENSES    REDUCTIONS     REDUCTIONS*    OR REDUCTIONS
                             ----------    ------------    --------    -----------    -----------    -------------
OHIO NATIONAL FUND, INC.:
  Money Market*                 0.30%          0.00%         0.13%         0.43%          0.05%          0.38%
  Equity                        0.80%          0.00%         0.11%         0.91%          0.00%          0.91%
  Bond                          0.60%          0.00%         0.17%         0.77%          0.00%          0.77%
  Omni                          0.55%          0.00%         0.55%         0.67%          0.00%          0.67%
  S&P 500 Index                 0.37%          0.00%         0.13%         0.50%          0.00%          0.50%
  International*                0.91%          0.00%         0.29%         1.20%          0.06%          1.14%
  International Small
     Company                    1.00%          0.00%         0.63%         1.63%          0.00%          1.63%
  Capital Appreciation          0.80%          0.00%         0.16%         0.96%          0.00%          0.96%
  Small Cap                     0.80%          0.00%         0.12%         0.92%          0.00%          0.92%
  Aggressive Growth             0.80%          0.00%         0.18%         0.98%          0.00%          0.98%
  Core Growth                   0.95%          0.00%         0.14%         1.09%          0.00%          1.09%
  Growth & Income               0.85%          0.00%         0.13%         0.98%          0.00%          0.98%
  Capital Growth                0.90%          0.00%         0.13%         1.03%          0.00%          1.03%
  Social Awareness              0.60%          0.00%         0.50%         1.10%          0.00%          1.10%
  High Income Bond              0.75%          0.00%         0.35%         1.10%          0.00%          1.10%
  Equity Income                 0.75%          0.00%         0.33%         1.08%          0.00%          1.08%
  Blue Chip                     0.90%          0.00%         0.35%         1.25%          0.00%          1.25%
  Nasdaq-100 Index              0.75%          0.00%         0.37%         1.12%          0.00%          1.12%
GOLDMAN SACHS VARIABLE
  INSURANCE TRUST:
  Goldman Sachs Growth and
     Income*                    0.75%          0.00%         0.47%         1.22%          0.22%          1.00%
  Goldman Sachs CORE U.S.
     Equity*                    0.70%          0.00%         0.17%         0.87%          0.03%          0.90%
  Goldman Sachs Capital
     Growth*                    0.75%          0.00%         1.09%         1.84%          0.84%          1.00%
J.P. MORGAN SERIES TRUST
  II:
  J.P. Morgan Mid Cap Value     0.70%          0.00%         0.92%         1.62%          0.62%          1.00%
  J.P. Morgan Small Company     0.60%          0.00%         0.72%         1.32%          0.17%          1.15%
JANUS ASPEN SERIES (SERVICE
  SHARES):
  Growth                        0.65%          0.25%         0.02%         0.92%          0.00%          0.95%
  Worldwide Growth              0.65%          0.25%         0.05%         0.95%          0.00%          0.95%
  Balanced                      0.65%          0.25%         0.02%         0.92%          0.00%          0.92%
LAZARD RETIREMENT SERIES,
  INC.:
  Small Cap*                    0.75%          0.25%         1.76%         2.76%          1.51%          1.29%
  Emerging Markets*             1.00%          0.25%         2.90%         4.15%          2.55%          0.90%
MFS VARIABLE INSURANCE
  TRUST:
  MFS Investors Growth
     Stock                      0.75%          0.20%         0.17%         1.12%          0.01%          1.11%
  MFS Mid Cap Growth            0.75%          0.20%         1.46%         2.41%          1.30%          1.11%
  MFS New Discovery             0.90%          0.20%         0.19%         1.29%          0.03%          1.26%
  MFS Total Return              0.75%          0.20%         0.15%         1.10%          0.00%          1.10%
PBHG INSURANCE SERIES FUND:
  PBHG Technology &
     Communications             0.85%          0.00%         0.19%         1.04%          0.00%          1.04%

                                                                       TOTAL FUND
                                                                        EXPENSES         TOTAL        TOTAL FUND
                                                                         WITHOUT        WAIVERS        EXPENSES
                             MANAGEMENT    DISTRIBUTION     OTHER      WAIVERS OR         AND        WITH WAIVERS
                                FEES       (12b-1) FEES    EXPENSES    REDUCTIONS     REDUCTIONS*    OR REDUCTIONS
                             ----------    ------------    --------    -----------    -----------    -------------
STRONG VARIABLE INSURANCE
  FUNDS, INC.:
  Strong Mid Cap Growth II*     1.00%          0.00%         0.16%         1.16%          0.01%          1.15%
  Strong Opportunity II*        1.00%          0.00%         0.18%         1.18%          0.08%          1.10%
VARIABLE INSURANCE PRODUCTS
  FUND (FIDELITY):
  VIP Contrafund                0.57%          0.25%         0.10%         0.92%          0.00%          0.92%
  VIP Mid Cap                   0.57%          0.25%         0.17%         0.99%          0.00%          0.99%
  VIP Growth                    0.57%          0.25%         0.09%         0.91%          0.00%          0.91%

* The investment advisers of certain Funds are voluntarily waiving part or all of their management fees and/or reimbursing certain Funds in order to reduce total Fund expenses.

The waivers and reductions may terminate at any time. If such waivers and reductions are terminated, the cost of your contract may increase.

                               GENERAL PROVISIONS

VOTING RIGHTS

We will vote the Fund shares held in the various subaccounts of VAL at Fund shareholder meetings in accordance with your instructions. If, however, the 1940 Act or any regulation thereunder should change and we determine that it is permissible to vote the Fund shares in our own right, we may elect to do so. The number of votes as to which you have the right to instruct will be determined by dividing your contract's accumulation value in a subaccount by the net asset value per share of the corresponding Fund portfolio. Fractional shares will be counted. The number of votes as to which you have the right to instruct will be determined as of the date coincident with the date established by the Fund for determining shareholders eligible to vote at the Fund meeting. Voting instructions will be solicited in writing prior to such meeting in accordance with procedures established by the Fund. We will vote Fund shares attributable to contracts as to which no instructions are received, and any Fund shares held by VAL which are not attributable to contracts, in proportion to the voting instructions which are received with respect to contracts participating in VAL. Each person having a voting interest will receive proxy material, reports and other material relating to the Funds.

We may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that shares be voted so as to cause a change in subclassification or investment objective of the Fund or disapprove an investment advisory contract of the Fund. In addition, we may disregard voting instructions in favor of changes initiated by a contractowner in the investment policy or the investment adviser of the Fund if we reasonably disapprove of such changes. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities or we determined that the change would be inconsistent with the investment objectives of VAL or would result in the purchase of securities for VAL which vary from the general quality and nature of investments and investment techniques utilized by other separate accounts created by us or any of our affiliates which have similar investment objectives. In the event that we disregard voting instructions, a summary of that action and the reason for such action will be included in your next semi-annual report.

ADDITIONS, DELETIONS OR SUBSTITUTIONS OF INVESTMENTS

We reserve the right, subject to compliance with applicable law, to make additions to, deletions from or substitutions for the shares held by any subaccount or which any subaccount may purchase. If shares of the Funds should no longer be available for investment or if, in the judgment of management, further investment in shares of the Funds would be inappropriate in view of the purposes of the contract, we may substitute shares of any other investment company for shares already purchased, or to be purchased in the future. No substitution of securities will take place without notice to and the consent of contractowners and without prior approval of the Commission, all to the extent required by the 1940 Act. In addition, the investment policy of VAL will not be changed without the approval of the New York Superintendent of Insurance and such approval will be on file with the state insurance regulator of the state where your contract was delivered.

ANNUAL REPORT

Each year we will send you a report which shows the current accumulation value, the cash surrender value, the stated amount, any contract indebtedness, any partial withdrawals since the date of the last report, investment experience credited since the last report, premiums paid and all charges imposed since the last annual report. We will also send you all reports required by the 1940 Act.

We will also make available an illustration report. This report will be based on planned premiums, guaranteed cost of insurance and guaranteed interest, if any. It will show the estimated accumulation value of your contract one year from the date of the report. Although there is generally no charge, we may charge a fee of not more than $100 for this report and if you ask for more than one annual report.

LIMITATION ON RIGHT TO CONTEST

We will not contest the insurance coverage provided under the contract, except for any subsequent increase in stated amount, after the contract has been in force during your lifetime for a period of two years from the contract date. This provision does not apply to any rider which grants disability or accidental death benefits. Any increase in the stated amount will not be contested after such increase has been in force during your lifetime for two years following the effective date of the increase. Any increase will be contestable within the two year period only with regard to statements concerning the increase.

MISSTATEMENTS

If the age or sex of the insured has been misstated in an application, including a reinstatement application, the amount payable under the contract by reason of the death of the insured will be 1.0032737 multiplied by the sum of (i) and (ii) where:

     (i)  is the accumulation value on the date of death; and

     (ii) is the death benefit, less the accumulation value on the date of death, multiplied by the ratio of (a) the cost of insurance actually deducted at the beginning of the contract month in which the death occurs to (b) the cost of insurance that should have been deducted at the insured's true age or sex.

SUICIDE

The contract does not cover the risk of suicide or self-destruction within two years from the contract date or two years from the date of any increase in stated amount with respect to that increase, whether the insured is sane or insane. In the event of suicide within two years of the contract date, we will refund premiums paid, without interest, less any contract indebtedness and less any partial surrender. In the event of suicide within two years of an increase in stated amount, we will refund any premiums allocated to the increase, without interest, less a deduction for a share of any contract indebtedness outstanding and any partial surrenders made since the increase.

The share of indebtedness and partial surrenders so deducted will be determined by dividing the total face amount at the time of death by the face amount of the increase.

BENEFICIARIES

The primary and contingent beneficiaries are designated by the contractowner on the application. If changed, the primary beneficiary or contingent beneficiary is as shown in the latest change filed with us. If more than one beneficiary survives the insured, the proceeds of the contract will be paid in equal shares to the survivors in the appropriate beneficiary class unless requested otherwise by the contractowner.

POSTPONEMENT OF PAYMENTS

Payment of any amount upon a complete or partial surrender, a contract loan, or benefits payable at death or maturity may be postponed whenever:

     - the New York Stock Exchange is closed other than customary week-end and holiday closings, or trading on the Exchange is restricted as determined by the Commission;

     - the Commission by order permits postponement for the protection of contractowners; or

     - an emergency exists, as determined by the Commission, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of VAL's net assets.

We may also withhold payment of any increased accumulation value or loan value resulting from a recent premium payment until your premium check has cleared. This could take up to 15 days after we receive your check.

ASSIGNMENT

The contract may be assigned as collateral security. We must be notified in writing if the contract has been assigned. Each assignment will be subject to any payments made or action taken by us prior to our notification of such assignment. We are not responsible for the validity of an assignment. The contractowner's rights and the rights of the beneficiary may be affected by an assignment.

NON-PARTICIPATING CONTRACT

The contract does not share in our surplus distributions. No dividends are payable with respect to the contract.

                              THE GENERAL ACCOUNT

By virtue of exclusionary provisions, interests in the General Account have not been registered under the Securities Act of 1933 and the General Account has not been registered as an investment company under the 1940 Act. Accordingly, neither the General Account nor any interests therein are subject to the provisions of these Acts.

GENERAL DESCRIPTION

The General Account consists of all assets owned by us other than those in the variable account and any other separate accounts we may establish. Subject to applicable law, we have sole discretion over the investment of the assets of the General Account. You may elect to allocate net premiums to the General Account or to transfer accumulation value to the General Account from the subaccounts of the variable account. The allocation or transfer of funds to the General Account does not entitle a contractowner to share in the investment experience of the General Account. Instead, we guarantee that your accumulation value in the General Account will accrue interest daily at an effective annual rate of at least 4%, without regard to the actual investment experience of the General Account. Consequently, if you pay the planned premiums, allocate all net premiums only to the General

Account and make no transfers, partial surrenders, or contract loans, the minimum amount and duration of your death benefit will be determinable and guaranteed. Transfers from the General Account to VAL are partially restricted and allocation of substantial sums to the General Account reduces the flexibility of the contract.

ACCUMULATION VALUE

The accumulation value in the General Account on the later of the issue date or the day we receive your initial premium is equal to the portion of the net premium allocated to the General Account, minus a pro rata portion of the first monthly deduction.

Thereafter, until the maturity date, we guarantee that the accumulation value in the General Account will not be less than the amount of the net premiums allocated or accumulation value transferred to the General Account, plus interest at the rate of 4% per year, plus any excess interest which we credit, less the sum of all charges and interest thereon allocable to the General Account and any amounts deducted from the General Account in connection with partial surrenders and loans and interest thereon or transfers to VAL or the loan collateral account.

We guarantee that interest credited to your accumulation value in the General Account will not be less than an effective annual rate of 4% per year. We may, at our sole discretion, credit a higher rate of interest, although we are not obligated to do so. The contractowner assumes the risk that interest credited may not exceed the guaranteed minimum rate of 4% per year. The accumulation value in the General Account will be calculated on each valuation date.

OPTIONAL INSURANCE BENEFITS

Subject to certain requirements, one or more optional insurance benefits may be added to your contract, including riders providing additional term insurance, spouse/additional insured term insurance, a guaranteed purchase option, accidental death, waiver of premium and business exchange rider. More detailed information concerning such riders may be obtained from your agent. The cost of any optional insurance benefits will be deducted as part of the monthly deduction.

SETTLEMENT OPTIONS

In addition to a lump sum payment of benefits under the contract, any proceeds may be paid in any of the five methods described in your contract. The five settlement options are (i) Proceeds at interest (ii) Payment for a period of time (iii) Life Income (iv) Payment of Certain amount or (v) Joint and Survivor life income. For more details, contact your agent. A settlement option may be designated by notifying us in writing at our Administrative Office. Any amount left with us for payment under a settlement option will be transferred to the general account. During the life of the insured, the contractowner may select a settlement option. If a settlement option has not been chosen at the insured's death, the beneficiary may choose one. If a beneficiary is changed, the settlement option selection will no longer be in effect unless the contractowner requests that it continue. A settlement option may be elected only if the amount of the proceeds is $5,000 or more. We can change the interval of payments if necessary to increase the payments to at least $25 each.

                          DISTRIBUTION OF THE CONTRACT

The contract is sold by individuals who, in addition to being licensed as life insurance agents, are also registered representatives of broker-dealers that have entered into distribution agreements with the principal underwriter of the contracts. These broker-dealers are responsible for supervising and controlling the conduct of their registered representatives in connection with the offer and sale of the contract. The broker-dealers are registered with the

Commission under the Securities Exchange Act of 1934 and are members of the National Association of Securities Dealers, Inc. or the New York Stock Exchange.

Ohio National Equities, Inc. ("ONEQ"), an Ohio corporation, is the principal underwriter of the contracts. Under a distribution and service agreement with ONEQ first executed on January 4, 2002, we reimburse it for any expenses incurred by it in connection with the distribution of the contracts. This agreement may be terminated at any time by either party on 60 days' written notice.

The principal officers and directors of ONEQ are:

David B. O'Maley..........................  Director and Chairman
John J. Palmer............................  Director and President
Thomas A. Barefield.......................  Senior Vice President
Trudy K. Backus...........................  Director and Vice President
James I. Miller II........................  Director and Vice President
Ronald L. Benedict........................  Director and Secretary
Barbara A. Turner.........................  Operations Vice President, Treasurer and
                                            Compliance Officer

                           MANAGEMENT OF THE COMPANY

          NAME                              RELATIONSHIP WITH COMPANY
          ----                              -------------------------
DIRECTORS
Carson E. Beadle.........  President of Carson E. Beadle, Inc. New York, New York
David L. Birchenough**...  Executive Vice President & Chief Financial Officer
                           Security Mutual Life Insurance Company of New York,
                           Binghamton, New York
Bruce W. Boyea**.........  Chairman, President & Chief Executive Officer
                           Security Mutual Life Insurance Company of New York,
                           Binghamton, New York
James A. Carrigg.........  Retired Chairman, President & CEO NYSEG
                           Binghamton, New York 13902
George E. Castrucci......  Retired Chairman and Chief Executive Officer,
                           Great American Broadcasting Company (formerly Taft
                           Broadcasting Company) Cincinnati, Ohio
Raymond R. Clark.........  Retired President and Chief Executive Officer
                           Cincinnati Bell Telephone Company, Cincinnati, Ohio
Ronald J. Dolan*.........  Executive Vice President & Chief Financial Officer --
                           Ohio National Mutual Holdings, Inc. Montgomery, Ohio
Daniel J. Fischer**......  Executive Vice President, Individual Insurance Operations --
                           Security Mutual Life Insurance Company of New York,
                           Binghamton, New York
David B. O'Maley*........  Chairman, President & Chief Executive Officer --
                           Ohio National Mutual Holdings, Inc. Montgomery, Ohio;
                           Director -- SMON Holdings, Inc.; Director -- National
                           Security Life and Annuity Company
John J. Palmer*..........  Executive Vice President, Strategic Initiatives --
                           Ohio National Mutual Holdings, Inc.

          NAME                              RELATIONSHIP WITH COMPANY
          ----                              -------------------------
EXECUTIVE OFFICERS
Bruce W. Boyea**.........  Director -- National Security Life and Annuity Company;
                           Chairman -- National Security Life and Annuity Company
John J. Palmer*..........  Director -- National Security Life and Annuity Company;
                           Chief Executive Officer -- National Security Life and
                           Annuity Company
Daniel J. Fischer**......  Director -- National Security Life and Annuity Company;
                           President -- National Security Life and Annuity Company
Ronald J. Dolan*.........  Director -- National Security Life and Annuity Company;
                           Vice President and Chief Financial Officer -- National
                           Security Life and Annuity Company
David L. Birchenough**...  Director -- National Security Life and Annuity Company;
                           Vice President & Treasurer -- National Security Life and
                           Annuity Company
Susan E. Mistretta**.....  Secretary and General Counsel -- National Security Life and
                           Annuity Company
David W. Cook*...........  Actuary -- National Security Life and Annuity Company
Christopher A. Carlson*..  Chief Investment Officer -- National Security Life and
                           Annuity Company

---------------
* The principal occupation of this person is an officer of The Ohio National Life Insurance Company and his or her principal business address is: One Financial Way, Cincinnati, Ohio 45242.

** The principal occupation of this person is an officer of Security Mutual Life
   Insurance Company and his or her principal business address is: 100 Court Street, Binghamton, New York 13902.

Our officers, directors and employees who have access to the assets of the variable account are covered by fidelity bonds issued in the aggregate amount of
 ______ .

                                   CUSTODIAN

Pursuant to a written agreement, Firstar Bank, NA, 425 Walnut Street, Cincinnati, Ohio, serves as custodian of the assets of VAL. The fee of the custodian for services rendered to VAL is paid by us. The custodian also provides valuation and certain recordkeeping services to VAL, which include, without limitation, maintaining a record of all purchases, redemptions and distributions relating to Fund shares, the amounts thereof and the number of shares from time to time standing to the credit of VAL.

                        STATE REGULATION OF THE COMPANY

We are organized under the laws of the State of New York and are subject to regulation by the Superintendent of Insurance of New York. An annual statement is filed with the Superintendent on or before March 1 of each year covering the operations and reporting on our financial condition as of December 31 of the preceding year. Periodically, the Superintendent examines our assets and liabilities and those of VAL and verifies their adequacy. A full examination of our operations is conducted by the National Association of Insurance Commissioners at least every five years.

In addition, we are subject to the insurance laws and regulations of other states in which we are licensed to operate. Generally, the insurance department of any other state applies the laws of the state of domicile in determining permissible investments.

                              FEDERAL TAX MATTERS

The following description is a brief summary of some of the Code provisions which, in our opinion, are currently in effect. This summary does not purport to be complete or to cover all situations, including the possible tax consequences of changes in ownership. Counsel and other competent tax advisers should be consulted for more complete information. Tax laws can change, even with respect to contracts that have already been issued. Tax law revisions, with unfavorable consequences to contracts offered by this prospectus, could have retroactive effect on previously issued contracts or on subsequent voluntary transactions in previously issued contracts.

CONTRACT PROCEEDS

The contract contains provisions not found in traditional life insurance contracts providing only for fixed benefits. However, under the Code, the contract should qualify as a life insurance contract for federal income tax purposes as long as certain conditions are met. Consequently, the proceeds of the contract payable to the beneficiary on the death of the insured will generally be excluded from the beneficiary's income for purposes of federal income tax.

Current tax rules and penalties on distributions from life insurance contracts apply to any life insurance contract issued or materially changed on or after June 21, 1988 that is funded more heavily (faster) than a traditional whole life plan designed to be paid-up after the payment of level annual premiums over a seven-year period. Thus, for such a contract (called a "Modified Endowment Contract" in the Code), any distribution, including surrenders, partial surrenders, maturity proceeds, and loans secured by the contract, during the insured's lifetime (but not payments received as an annuity or as a death benefit) would be included in the contractowner's gross income to the extent that the contract's cash surrender value exceeds the owner's investment in the contract. In addition, a ten percent penalty tax applies to any such distribution from such a contract, to the extent includible in gross income, except if made:

     - after the taxpayer's attaining age 59 1/2,

     - as a result of his or her disability or

     - in one of several prescribed forms of annuity payments.

So long as the policy is not considered a Modified Endowment Contract, loans received under the contract will be construed as indebtedness of the contractowner in the same manner as loans under a fixed benefit life insurance policy and no part of any loan under the contract is expected to constitute income to the contractowner. Interest payable with respect to such loans is not tax deductible. If the contract is surrendered or lapsed, any policy loan then in effect is treated as taxable income to the extent that the contract's accumulation value (including the loan amount) then exceeds your "basis" in the contract. (Your "basis" equals the total amount of premiums that were paid into the contract less any withdrawals from the contract.)

Federal estate and local estate, inheritance and other tax consequences of contract ownership or receipt of contract proceeds depend upon the circumstances of each contractowner and beneficiary.

AVOIDING MODIFIED ENDOWMENT CONTRACTS

If you have previously authorized us to do so, we will hold your premium payment for up to ten business days, if applying the premium payment before the due date would cause the contract to be treated as a Modified Endowment Contract (MEC) for federal income tax purposes.

If you have not given us prior authorization to hold your premium payment and we determine your premium payment will cause your contract to become a MEC, we will attempt to contact you within two business days to determine your intent regarding the premium payment. If you do not want the contract to be treated as a MEC for tax purposes, we will refund the premium payment to you within five business days of confirming your intentions. After we return the premium payment to you, you may then resubmit the premium payment once the actual due date is reached to avoid creating a MEC.

Or, at the time we contact you, you may direct us to hold your premium payment for up to ten business days before applying the premium payment if this will not create a MEC. If we are unable to confirm your intentions within two business days of receipt of the premium payment, we will apply the premium payment as of the third Valuation Date, and your contract will be treated as a MEC for federal income tax purposes.

CORRECTION OF MODIFIED ENDOWMENT CONTRACT

If you have made premium payments in excess of the amount that would be permitted without your contract being treated as a MEC under the Code, you may, upon timely written request, prevent that tax treatment by receiving a refund, without deduction of any charges, of the excess premium paid, plus interest thereon at the rate of 6% per year. Under the Code, such a corrective action must be completed by no later than 60 days after the end of the year following the date the contract became a MEC.

RIGHT TO CHARGE FOR COMPANY TAXES

We are presently taxed as a life insurance company under the provisions of the Code. The Code specifically provides for adjustments in reserves for flexible premium policies, and we will reflect flexible premium life insurance operations in our tax return in accordance with the Code.

Currently, no charge is assessed against VAL for our federal taxes, or provision made for such taxes, that may be attributable to VAL. However, we may in the future charge each subaccount of VAL for its portion of any tax charged to us in respect of that subaccount or its assets. Under present law, we may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If they increase, however, we may decide to assess charges for such taxes, or make provision for such taxes, against VAL. Any such charges against VAL or its subaccounts could have an adverse effect on the investment performance of the subaccounts.

                             EMPLOYEE BENEFIT PLANS

Employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of a contract in connection with an employment-related insurance or benefit plan. The United States Supreme Court held, in a 1983 decision, that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of sex.

                               LEGAL PROCEEDINGS

There are no legal proceedings to which VAL is a party or to which the assets of any of the subaccounts thereof are subject. We are not involved in any litigation that is of material importance in relation to our total assets or that relates to VAL.

                                 LEGAL MATTERS

Jones & Blouch, L.L.P., Washington, D.C., has served as special counsel with regard to legal matters relating to federal securities laws applicable to the issuance of the flexible premium variable life insurance contract described in this prospectus. All matters of New York law pertaining to the contract including the validity of the contract and our right to issue the contract under the Insurance Laws of the State of New York have been passed upon by Susan E. Mistretta, Secretary of National Security Life and Annuity Company.

                                    EXPERTS

The financial statements of the Company as of December 31, 2001, 2000 and 1999 and for the periods indicated herein included in this prospectus have been included herein in reliance upon the reports of the accounting firm of
                      , independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Actuarial matters included in this prospectus have been examined by David W. Cook, FSA, MAAA, as stated in the opinion filed as an exhibit to the registration statement.

                             REGISTRATION STATEMENT

A registration statement has been filed with the Commission under the Securities Act of 1933, as amended, with respect to the contract. This prospectus does not contain all the information set forth in the registration statement. Reference is made to such registration statement for further information concerning us, VAL, and the contract. Statements contained in this prospectus as to the contents of the contract and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to such instruments as filed.

                              FINANCIAL STATEMENTS

Our financial statements which are included in this prospectus should be considered only as bearing on our ability to meet our obligations under your contract. They should not be considered as bearing on the investment performance of the assets held in VAL.

                                                                      APPENDIX A

                    ILLUSTRATIONS OF CASH SURRENDER VALUES,
                    DEATH BENEFITS AND ACCUMULATED PREMIUMS.

The following tables help to show how contract values change with investment performance. The tables illustrate how the death benefit of a contract of an insured of a given age and the cash surrender value (reflecting the deduction of sales load) would vary over time if the return on the assets held in the Funds was a constant, gross, after-tax, annual rate of 0%, 6% or 12%. Because of compounding, the death benefits and cash surrender values would be different from those shown if the returns averaged 0%, 6%, or 12%, but fluctuated over and under those averages throughout the years.

The amounts shown for the death benefit and cash surrender value as of each contract year show that the net investment return on the assets held in the subaccounts is lower than the gross, after-tax returns on Fund assets. This is because certain fees and charges are deducted from the gross return. They are the daily investment management fees incurred by the Funds and the other expenses of operating the funds. These are currently equivalent to an average rate of 1.01% of the value of the average daily net assets of the Funds to which contract values may be allocated. This average takes into account the waivers and reimbursements detailed in the Charges and Deductions section of the prospectus. These waivers and reductions may be terminated in future years. If the waivers and/or reductions are terminated, the average fund expenses may increase, as may the underlying cost of the contract. The daily charge to VAL for assuming mortality and expense risks is equivalent to an annual charge of 0.75%. Based on the age of your contract, your charges may be less. Gross annual rates of return of 0%, 6%, and 12% produce average net annual rates of return for all Funds of approximately -1.76%, 4.24%, and 10.24%.

Each page of illustrations includes two tables. The top table shows the death benefits and cash surrender values assuming we assess current contract charges ("current tables"). Current charges are not guaranteed and may be changed. The lower table shows the death benefits and cash surrender values assuming we assess the maximum contract charges allowable.

The tables assume a premium tax deduction of 1.84% (the charge deducted from your contract will reflect premium taxes in your jurisdiction), that no portion of your net premiums have been allocated to the general account and that planned premiums are paid on the first day of each contract year. The tables also assume that you have made no transfers, partial surrenders, loans, changes in death benefit option or changes in stated amount. Additionally, the tables assume that there are no optional insurance benefits and the current tables assume that our current cost of insurance charges will not be changed. Finally, the tables reflect the fact that no charges for federal, state or local taxes are made now against VAL. If such a charge is made in the future, it will take a higher gross rate of return to produce after-tax returns of 0%, 6% and 12% than it does now.

Below is a list of the sample illustrations presented on the following pages of this prospectus. Upon request, we will furnish a comparable illustration based on your age, sex, risk class, death benefit plan, stated amount and planned premium.

AGE   DEATH BENEFIT PLAN    PLANNED PREMIUM    STATED AMOUNT       RISK CLASS        PAGE
---   ------------------    ---------------    -------------       ----------        ----
35          Plan A          $1,434  (Minimum)    $ 150,000          Nonsmoker         39
35          Plan A          $1,925                 150,000          Nonsmoker         40
35          Plan B          $1,434  (Minimum)      150,000          Nonsmoker         41
35          Plan B          $5,575                 150,000          Nonsmoker         42
50          Plan A          $4,524  (Minimum)      250,000     Preferred Nonsmoker    43
50          Plan A          $6,250                 250,000     Preferred Nonsmoker    44
50          Plan B          $4,524  (Minimum)      250,000     Preferred Nonsmoker    45
50          Plan B         $18,775                 250,000     Preferred Nonsmoker    46

HYPOTHETICAL HISTORICAL ILLUSTRATIONS

We may produce hypothetical illustrations of the contract (such as those listed above) based upon the actual historical investment performance (total return) of the Funds from the inception of each Fund or one-, five- and ten-year periods. Such illustrations reflect all contract and subsequent charges, including the cost of insurance (specific to the age, sex, stated amount, risk classification and type of death benefit), planned premium, premium tax, risk charge, sales load, administration charge and surrender charge for the contract being illustrated. We will also provide individualized illustrations upon request. Being based upon past performance, neither hypothetical illustrations nor other performance data indicate future performance.

MALE ISSUE AGE 35                                INITIAL STATED AMOUNT: $150,000
CLASSIFICATION: NONSMOKER               DEATH BENEFIT TYPE: A (MATURITY AGE 100)
INITIAL PREMIUM: $1,434                        STATED AMOUNT INCLUDES CASH VALUE

                         SUMMARY OF VALUES AND BENEFITS

                                                         ASSUMED HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN
                                          12.00% (10.24% NET)             6.00% (4.24% NET)              0.00% (-1.76% NET)
                                                            ASSUMED COST OF INSURANCE AND EXPENSE CHARGES
                 PLANNED PREMIUMS               CURRENT                        CURRENT                        CURRENT
               --------------------   ----------------------------   ----------------------------   ----------------------------
               TOTAL    ACCUMULATED    END OF YEAR     END OF YEAR    END OF YEAR     END OF YEAR    END OF YEAR     END OF YEAR
   END OF      ANNUAL      AT 5%      CASH SURRENDER      DEATH      CASH SURRENDER      DEATH      CASH SURRENDER      DEATH
POLICY YEAR    OUTLAY    INTEREST         VALUE          BENEFIT         VALUE          BENEFIT         VALUE          BENEFIT
-----------    ------   -----------   --------------   -----------   --------------   -----------   --------------   -----------
1              1,434        1,506              0         150,000              0         150,000              0         150,000
2              1,434        3,087              0         150,000              0         150,000              0         150,000
3              1,434        4,747          1,213         150,000            782         150,000            384         150,000
4              1,434        6,490          2,856         150,000          2,113         150,000          1,456         150,000
5              1,434        8,320          4,638         150,000          3,482         150,000          2,499         150,000
6              1,434       10,242          6,576         150,000          4,891         150,000          3,517         150,000
7              1,434       12,259          8,680         150,000          6,338         150,000          4,505         150,000
8              1,434       14,378         10,975         150,000          7,832         150,000          5,471         150,000
9              1,434       16,603         13,474         150,000          9,366         150,000          6,408         150,000
10             1,434       18,939         16,200         150,000         10,946         150,000          7,320         150,000
15             1,434       32,491         35,091         150,000         20,111         150,000         11,797         150,000
20             1,434       49,787         64,411         150,000         29,508         150,000         14,124         150,000
Age 60         1,434       71,863        113,645         152,284         40,128         150,000         14,788         150,000
Age 65         1,434      100,037        196,335         239,528         52,036         150,000         13,166         150,000
Age 70         1,434      135,995        332,619         385,838         64,992         150,000          7,652         150,000

                                                         ASSUMED HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN
                                          12.00% (10.24% NET)             6.00% (4.24% NET)              0.00% (-1.76% NET)
                                                            ASSUMED COST OF INSURANCE AND EXPENSE CHARGES
                 PLANNED PREMIUMS              GUARANTEED                     GUARANTEED                     GUARANTEED
               --------------------   ----------------------------   ----------------------------   ----------------------------
               TOTAL    ACCUMULATED    END OF YEAR     END OF YEAR    END OF YEAR     END OF YEAR    END OF YEAR     END OF YEAR
   END OF      ANNUAL      AT 5%      CASH SURRENDER      DEATH      CASH SURRENDER      DEATH      CASH SURRENDER      DEATH
POLICY YEAR    OUTLAY    INTEREST         VALUE          BENEFIT         VALUE          BENEFIT         VALUE          BENEFIT
-----------    ------   -----------   --------------   -----------   --------------   -----------   --------------   -----------
1              1,434        1,506               0         150,000             0        150,000               0         150,000
2              1,434        3,087               0         150,000             0        150,000               0         150,000
3              1,434        4,747           1,167         150,000           739        150,000             346         150,000
4              1,434        6,490           2,788         150,000         2,052        150,000           1,402         150,000
5              1,434        8,320           4,547         150,000         3,402        150,000           2,430         150,000
6              1,434       10,242           6,457         150,000         4,791        150,000           3,432         150,000
7              1,434       12,259           8,527         150,000         6,212        150,000           4,401         150,000
8              1,434       14,378          10,779         150,000         7,673        150,000           5,342         150,000
9              1,434       16,603          13,224         150,000         9,168        150,000           6,249         150,000
10             1,434       18,939          15,886         150,000        10,701        150,000           7,126         150,000
15             1,434       32,491          34,185         150,000        19,444        150,000          11,290         150,000
20             1,434       49,787          62,036         150,000        27,753        150,000          12,780         150,000
Age 60         1,434       71,863         108,468         150,000        36,165        150,000          11,777         150,000
Age 65         1,434      100,037         186,551         227,592        43,549        150,000           6,578         150,000
Age 70         1,434      135,995         313,763         363,965        47,374        150,000

The hypothetical gross annual investment results shown above are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including allocations made by the owner among the investment options and the actual investment results of those options. The cash surrender value and death benefit for a policy would be different from those shown even if the actual rates of investment averaged 0%, 6% and 12% over a period of years but fluctuated above or below those averages for individual contract years. No representations can be made that these hypothetical investment rates of return can be achieved for any one year or sustained over any period of time. This illustration assumes current cost of insurance and expense charges remain unchanged.

MALE ISSUE AGE 35                                INITIAL STATED AMOUNT: $150,000
CLASSIFICATION: NONSMOKER               DEATH BENEFIT TYPE: A (MATURITY AGE 100)
INITIAL PREMIUM: $1,925                        STATED AMOUNT INCLUDES CASH VALUE

                         SUMMARY OF VALUES AND BENEFITS

                                                         ASSUMED HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN
                                          12.00% (10.24% NET)             6.00% (4.24% NET)              0.00% (-1.76% NET)
                                                            ASSUMED COST OF INSURANCE AND EXPENSE CHARGES
                 PLANNED PREMIUMS               CURRENT                        CURRENT                        CURRENT
               --------------------   ----------------------------   ----------------------------   ----------------------------
               TOTAL    ACCUMULATED    END OF YEAR     END OF YEAR    END OF YEAR     END OF YEAR    END OF YEAR     END OF YEAR
   END OF      ANNUAL      AT 5%      CASH SURRENDER      DEATH      CASH SURRENDER      DEATH      CASH SURRENDER      DEATH
POLICY YEAR    OUTLAY    INTEREST         VALUE          BENEFIT         VALUE          BENEFIT         VALUE          BENEFIT
-----------    ------   -----------   --------------   -----------   --------------   -----------   --------------   -----------
1              1,925        2,021              0          150,000             0         150,000              0         150,000
2              1,925        4,144            766          150,000           469         150,000            184         150,000
3              1,925        6,372          2,891          150,000         2,278         150,000          1,713         150,000
4              1,925        8,712          5,214          150,000         4,153         150,000          3,213         150,000
5              1,925       11,169          7,748          150,000         6,090         150,000          4,679         150,000
6              1,925       13,748         10,517          150,000         8,094         150,000          6,113         150,000
7              1,925       16,457         13,539          150,000        10,161         150,000          7,511         150,000
8              1,925       19,301         16,851          150,000        12,305         150,000          8,882         150,000
9              1,925       22,287         20,473          150,000        14,519         150,000         10,218         150,000
10             1,925       25,423         24,443          150,000        16,811         150,000         11,524         150,000
15             1,925       43,616         52,340          150,000        30,353         150,000         18,070         150,000
20             1,925       66,835         97,185          152,581        45,476         150,000         22,422         150,000
Age 60         1,925       96,468        172,105          230,621        63,779         150,000         25,149         150,000
Age 65         1,925      134,290        296,030          361,156        86,317         150,000         25,734         150,000
Age 70         1,925      182,560        500,272          580,316       114,808         150,000         22,808         150,000

                                                         ASSUMED HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN
                                          12.00% (10.24% NET)             6.00% (4.24% NET)              0.00% (-1.76% NET)
                                                            ASSUMED COST OF INSURANCE AND EXPENSE CHARGES
                 PLANNED PREMIUMS              GUARANTEED                     GUARANTEED                     GUARANTEED
               --------------------   ----------------------------   ----------------------------   ----------------------------
               TOTAL    ACCUMULATED    END OF YEAR     END OF YEAR    END OF YEAR     END OF YEAR    END OF YEAR     END OF YEAR
   END OF      ANNUAL      AT 5%      CASH SURRENDER      DEATH      CASH SURRENDER      DEATH      CASH SURRENDER      DEATH
POLICY YEAR    OUTLAY    INTEREST         VALUE          BENEFIT         VALUE          BENEFIT         VALUE          BENEFIT
-----------    ------   -----------   --------------   -----------   --------------   -----------   --------------   -----------
1              1,925        2,021               0         150,000             0        150,000               0         150,000
2              1,925        4,144             737         150,000           442        150,000             158         150,000
3              1,925        6,372           2,845         150,000         2,236        150,000           1,674         150,000
4              1,925        8,712           5,147         150,000         4,093        150,000           3,159         150,000
5              1,925       11,169           7,657         150,000         6,011        150,000           4,611         150,000
6              1,925       13,748          10,399         150,000         7,994        150,000           6,029         150,000
7              1,925       16,457          13,389         150,000        10,038        150,000           7,409         150,000
8              1,925       19,301          16,659         150,000        12,149        150,000           8,755         150,000
9              1,925       22,287          20,230         150,000        14,325        150,000          10,062         150,000
10             1,925       25,423          24,138         150,000        16,571        150,000          11,333         150,000
15             1,925       43,616          51,488         150,000        29,716        150,000          17,579         150,000
20             1,925       66,835          95,106         150,000        43,856        150,000          21,143         150,000
Age 60         1,925       96,468         167,829         224,891        60,284        150,000          22,324         150,000
Age 65         1,925      134,290         287,132         350,300        79,348        150,000          19,645         150,000
Age 70         1,925      182,560         481,424         558,452       101,874        150,000           9,877         150,000

The hypothetical gross annual investment results shown above are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including allocations made by the owner among the investment options and the actual investment results of those options. The cash surrender value and death benefit for a policy would be different from those shown even if the actual rates of investment averaged 0%, 6% and 12% over a period of years but fluctuated above or below those averages for individual contract years. No representations can be made that these hypothetical investment rates of return can be achieved for any one year or sustained over any period of time. This illustration assumes current cost of insurance and expense charges remain unchanged.

MALE ISSUE AGE 35                                INITIAL STATED AMOUNT: $150,000
CLASSIFICATION: NONSMOKER               DEATH BENEFIT TYPE: B (MATURITY AGE 100)
INITIAL PREMIUM: $1,434                            STATED AMOUNT PLUS CASH VALUE

                         SUMMARY OF VALUES AND BENEFITS

                                                         ASSUMED HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN
                                          12.00% (10.24% NET)             6.00% (4.24% NET)              0.00% (-1.76% NET)
                                                            ASSUMED COST OF INSURANCE AND EXPENSE CHARGES
                 PLANNED PREMIUMS               CURRENT                        CURRENT                        CURRENT
               --------------------   ----------------------------   ----------------------------   ----------------------------
               TOTAL    ACCUMULATED    END OF YEAR     END OF YEAR    END OF YEAR     END OF YEAR    END OF YEAR     END OF YEAR
   END OF      ANNUAL      AT 5%      CASH SURRENDER      DEATH      CASH SURRENDER      DEATH      CASH SURRENDER      DEATH
POLICY YEAR    OUTLAY    INTEREST         VALUE          BENEFIT         VALUE          BENEFIT         VALUE          BENEFIT
-----------    ------   -----------   --------------   -----------   --------------   -----------   --------------   -----------
1              1,434        1,506              0         151,129              0         151,060              0         150,990
2              1,434        3,087              0         152,365              0         152,155              0         151,954
3              1,434        4,747          1,199         153,708            769         153,278            374         152,882
4              1,434        6,490          2,830         155,173          2,091         154,434          1,438         153,780
5              1,434        8,320          4,596         156,765          3,447         155,617          2,472         154,641
6              1,434       10,242          6,510         158,499          4,840         156,829          3,478         155,467
7              1,434       12,259          8,582         160,385          6,265         158,068          4,450         156,254
8              1,434       14,378         10,836         162,444          7,732         159,340          5,400         157,008
9              1,434       16,603         13,281         164,687          9,233         160,639          6,317         157,723
10             1,434       18,939         15,938         167,132         10,773         161,968          7,206         158,401
15             1,434       32,491         34,080         184,080         19,571         169,571         11,507         161,507
20             1,434       49,787         61,258         211,258         28,162         178,162         13,539         163,539
Age 60         1,434       71,863        104,436         254,436         37,029         187,029         13,715         163,715
Age 65         1,434      100,037        173,402         323,402         45,383         195,383         11,404         161,404
Age 70         1,434      135,995        283,449         433,449         51,233         201,233          5,105         155,105

                                                         ASSUMED HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN
                                          12.00% (10.24% NET)             6.00% (4.24% NET)              0.00% (-1.76% NET)
                                                            ASSUMED COST OF INSURANCE AND EXPENSE CHARGES
                 PLANNED PREMIUMS              GUARANTEED                     GUARANTEED                     GUARANTEED
               --------------------   ----------------------------   ----------------------------   ----------------------------
               TOTAL    ACCUMULATED    END OF YEAR     END OF YEAR    END OF YEAR     END OF YEAR    END OF YEAR     END OF YEAR
   END OF      ANNUAL      AT 5%      CASH SURRENDER      DEATH      CASH SURRENDER      DEATH      CASH SURRENDER      DEATH
POLICY YEAR    OUTLAY    INTEREST         VALUE          BENEFIT         VALUE          BENEFIT         VALUE          BENEFIT
-----------    ------   -----------   --------------   -----------   --------------   -----------   --------------   -----------
1              1,434        1,506               0         151,117             0        151,047               0         150,978
2              1,434        3,087               0         152,335             0        152,127               0         151,927
3              1,434        4,747           1,152         153,661           726        153,235             334         152,843
4              1,434        6,490           2,761         155,104         2,030        154,372           1,383         153,725
5              1,434        8,320           4,502         156,672         3,366        155,536           2,401         154,571
6              1,434       10,242           6,388         158,377         4,737        156,726           3,391         155,380
7              1,434       12,259           8,425         160,229         6,136        157,940           4,344         156,148
8              1,434       14,378          10,633         162,241         7,569        159,177           5,268         156,876
9              1,434       16,603          13,021         164,427         9,028        160,434           6,153         157,559
10             1,434       18,939          15,609         166,804        10,518        161,713           7,005         158,200
15             1,434       32,491          33,083         183,083        18,856        168,856          10,974         160,974
20             1,434       49,787          58,388         208,388        26,202        176,202          12,111         162,111
Age 60         1,434       71,863          97,240         247,240        32,450        182,450          10,535         160,535
Age 65         1,434      100,037         156,456         306,456        35,285        185,285           4,639         154,639
Age 70         1,434      135,995         245,536         395,536        30,118        180,118

The hypothetical gross annual investment results shown above are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including allocations made by the owner among the investment options and the actual investment results of those options. The cash surrender value and death benefit for a policy would be different from those shown even if the actual rates of investment averaged 0%, 6% and 12% over a period of years but fluctuated above or below those averages for individual contract years. No representations can be made that these hypothetical investment rates of return can be achieved for any one year or sustained over any period of time. This illustration assumes current cost of insurance and expense charges remain unchanged.

MALE ISSUE AGE 35                                INITIAL STATED AMOUNT: $150,000
CLASSIFICATION: NONSMOKER               DEATH BENEFIT TYPE: B (MATURITY AGE 100)
INITIAL PREMIUM: $5,575                            STATED AMOUNT PLUS CASH VALUE

                         SUMMARY OF VALUES AND BENEFITS

                                                         ASSUMED HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN
                                          12.00% (10.24% NET)             6.00% (4.24% NET)              0.00% (-1.76% NET)
                                                            ASSUMED COST OF INSURANCE AND EXPENSE CHARGES
                PLANNED PREMIUMS                CURRENT                        CURRENT                        CURRENT
              ---------------------   ----------------------------   ----------------------------   ----------------------------
              TOTAL     ACCUMULATED    END OF YEAR     END OF YEAR    END OF YEAR     END OF YEAR    END OF YEAR     END OF YEAR
   END OF     ANNUAL       AT 5%      CASH SURRENDER      DEATH      CASH SURRENDER      DEATH      CASH SURRENDER      DEATH
POLICY YEAR   OUTLAY     INTEREST         VALUE          BENEFIT         VALUE          BENEFIT         VALUE          BENEFIT
-----------   ------    -----------   --------------   -----------   --------------   -----------   --------------   -----------
1             5,575         5,854           2,557         155,379         2,256         155,078          1,955         154,777
2             5,575        12,000           8,633         161,300         7,696         160,363          6,795         159,462
3             5,575        18,454          15,299         167,808        13,344         165,853         11,537         164,046
4             5,575        25,230          22,625         174,967        19,218         171,561         16,192         168,535
5             5,575        32,346          30,667         182,837        25,319         177,489         20,754         172,924
6             5,575        39,817          39,502         191,491        31,658         183,647         25,226         177,215
7             5,575        47,661          49,202         201,006        38,239         190,042         29,604         181,407
8             5,575        55,898          59,866         211,474        45,081         196,689         33,898         185,506
9             5,575        64,547          71,582         222,988        52,185         203,591         38,101         189,508
10            5,575        73,628          84,460         235,655        59,565         210,760         42,219         193,414
15            5,575       126,316         175,561         335,322       103,780         253,780         63,220         213,220
20            5,575       193,560         324,263         509,093       157,178         307,178         80,961         230,961
Age 60        5,575       279,383         570,080         763,908       222,736         372,736         95,916         245,916
Age 65        5,575       388,916         976,689       1,191,560       302,826         452,826        107,510         257,510
Age 70        5,575       528,712       1,646,824       1,910,315       399,466         549,466        114,300         264,300

                                                         ASSUMED HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN
                                          12.00% (10.24% NET)             6.00% (4.24% NET)              0.00% (-1.76% NET)
                                                            ASSUMED COST OF INSURANCE AND EXPENSE CHARGES
                PLANNED PREMIUMS               GUARANTEED                     GUARANTEED                     GUARANTEED
              ---------------------   ----------------------------   ----------------------------   ----------------------------
              TOTAL     ACCUMULATED    END OF YEAR     END OF YEAR    END OF YEAR     END OF YEAR    END OF YEAR     END OF YEAR
   END OF     ANNUAL       AT 5%      CASH SURRENDER      DEATH      CASH SURRENDER      DEATH      CASH SURRENDER      DEATH
POLICY YEAR   OUTLAY     INTEREST         VALUE          BENEFIT         VALUE          BENEFIT         VALUE          BENEFIT
-----------   ------    -----------   --------------   -----------   --------------   -----------   --------------   -----------
1             5,575         5,854           2,545         155,367         2,244         155,066          1,944         154,766
2             5,575        12,000           8,603         161,270         7,668         160,335          6,768         159,435
3             5,575        18,454          15,253         167,761        13,301         165,810         11,498         164,007
4             5,575        25,230          22,556         174,898        19,156         171,499         16,137         168,480
5             5,575        32,346          30,574         182,744        25,238         177,408         20,684         172,854
6             5,575        39,817          39,380         191,369        31,555         183,544         25,139         177,128
7             5,575        47,661          49,046         200,849        38,110         189,914         29,498         181,301
8             5,575        55,898          59,664         211,272        44,918         196,526         33,766         185,374
9             5,575        64,547          71,323         222,729        51,980         203,386         37,937         189,344
10            5,575        73,628          84,132         235,326        59,310         210,505         42,018         193,213
15            5,575       126,316         174,567         333,422       103,066         253,066         62,688         212,688
20            5,575       193,560         321,283         504,414       155,221         305,221         79,535         229,535
Age 60        5,575       279,383         562,359         753,561       218,169         368,169         92,740         242,740
Age 65        5,575       388,916         957,804       1,168,521       292,764         442,764        100,757         250,757
Age 70        5,575       528,712       1,601,792       1,858,078       378,453         528,453        100,714         250,714

The hypothetical gross annual investment results shown above are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including allocations made by the owner among the investment options and the actual investment results of those options. The cash surrender value and death benefit for a policy would be different from those shown even if the actual rates of investment averaged 0%, 6% and 12% over a period of years but fluctuated above or below those averages for individual contract years. No representations can be made that these hypothetical investment rates of return can be achieved for any one year or sustained over any period of time. This illustration assumes current cost of insurance and expense charges remain unchanged.

MALE ISSUE AGE 50                                INITIAL STATED AMOUNT: $250,000
CLASSIFICATION: PREFERRED NONSMOKER     DEATH BENEFIT TYPE: A (MATURITY AGE 100)
INITIAL PREMIUM: $4,524                        STATED AMOUNT INCLUDES CASH VALUE

                         SUMMARY OF VALUES AND BENEFITS

                                                         ASSUMED HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN
                                          12.00% (10.24% NET)             6.00% (4.24% NET)              0.00% (-1.76% NET)
                                                            ASSUMED COST OF INSURANCE AND EXPENSE CHARGES
                 PLANNED PREMIUMS               CURRENT                        CURRENT                        CURRENT
               --------------------   ----------------------------   ----------------------------   ----------------------------
               TOTAL    ACCUMULATED    END OF YEAR     END OF YEAR    END OF YEAR     END OF YEAR    END OF YEAR     END OF YEAR
   END OF      ANNUAL      AT 5%      CASH SURRENDER      DEATH      CASH SURRENDER      DEATH      CASH SURRENDER      DEATH
POLICY YEAR    OUTLAY    INTEREST         VALUE          BENEFIT         VALUE          BENEFIT         VALUE          BENEFIT
-----------    ------   -----------   --------------   -----------   --------------   -----------   --------------   -----------
1              4,524        4,750              0         250,000              0         250,000              0         250,000
2              4,524        9,738          1,999         250,000          1,302         250,000            632         250,000
3              4,524       14,975          6,944         250,000          5,505         250,000          4,178         250,000
4              4,524       20,474         12,340         250,000          9,851         250,000          7,647         250,000
5              4,524       26,248         18,225         250,000         14,337         250,000         11,029         250,000
6              4,524       32,310         24,661         250,000         18,978         250,000         14,337         250,000
7              4,524       38,676         31,622         250,000         23,698         250,000         17,487         250,000
8              4,524       45,360         39,212         250,000         28,546         250,000         20,527         250,000
9              4,524       52,378         47,508         250,000         33,536         250,000         23,466         250,000
10             4,524       59,748         56,561         250,000         38,647         250,000         26,275         250,000
15             4,524      102,502        120,187         250,000         68,355         250,000         39,672         250,000
20             4,524      157,070        223,778         259,583         99,898         250,000         45,845         250,000
Age 60         4,524       59,748         56,561         250,000         38,647         250,000         26,275         250,000
Age 65         4,524      102,502        120,187         250,000         68,355         250,000         39,672         250,000
Age 70         4,524      157,070        223,778         259,583         99,898         250,000         45,845         250,000

                                                         ASSUMED HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN
                                          12.00% (10.24% NET)             6.00% (4.24% NET)              0.00% (-1.76% NET)
                                                            ASSUMED COST OF INSURANCE AND EXPENSE CHARGES
                 PLANNED PREMIUMS              GUARANTEED                     GUARANTEED                     GUARANTEED
               --------------------   ----------------------------   ----------------------------   ----------------------------
               TOTAL    ACCUMULATED    END OF YEAR     END OF YEAR    END OF YEAR     END OF YEAR    END OF YEAR     END OF YEAR
   END OF      ANNUAL      AT 5%      CASH SURRENDER      DEATH      CASH SURRENDER      DEATH      CASH SURRENDER      DEATH
POLICY YEAR    OUTLAY    INTEREST         VALUE          BENEFIT         VALUE          BENEFIT         VALUE          BENEFIT
-----------    ------   -----------   --------------   -----------   --------------   -----------   --------------   -----------
1              4,524        4,750               0         250,000             0        250,000               0         250,000
2              4,524        9,738             769         250,000           140        250,000               0         250,000
3              4,524       14,975           4,908         250,000         3,633        250,000           2,461         250,000
4              4,524       20,474           9,330         250,000         7,152        250,000           5,232         250,000
5              4,524       26,248          14,050         250,000        10,684        250,000           7,837         250,000
6              4,524       32,310          19,085         250,000        14,213        250,000          10,262         250,000
7              4,524       38,676          24,464         250,000        17,729        250,000          12,499         250,000
8              4,524       45,360          30,215         250,000        21,222        250,000          14,538         250,000
9              4,524       52,378          36,378         250,000        24,682        250,000          16,370         250,000
10             4,524       59,748          42,981         250,000        28,085        250,000          17,974         250,000
15             4,524      102,502          86,885         250,000        44,815        250,000          22,513         250,000
20             4,524      157,070         152,153         250,000        51,910        250,000          12,280         250,000
Age 60         4,524       59,748          42,981         250,000        28,085        250,000          17,974         250,000
Age 65         4,524      102,502          86,885         250,000        44,815        250,000          22,513         250,000
Age 70         4,524      157,070         152,153         250,000        51,910        250,000          12,280         250,000

The hypothetical gross annual investment results shown above are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including allocations made by the owner among the investment options and the actual investment results of those options. The cash surrender value and death benefit for a policy would be different from those shown even if the actual rates of investment averaged 0%, 6% and 12% over a period of years but fluctuated above or below those averages for individual contract years. No representations can be made that these hypothetical investment rates of return can be achieved for any one year or sustained over any period of time. This illustration assumes current cost of insurance and expense charges remain unchanged.

MALE ISSUE AGE 50                                INITIAL STATED AMOUNT: $250,000
CLASSIFICATION: PREFERRED NONSMOKER     DEATH BENEFIT TYPE: A (MATURITY AGE 100)
INITIAL PREMIUM: $6,250                        STATED AMOUNT INCLUDES CASH VALUE

                         SUMMARY OF VALUES AND BENEFITS

                                                         ASSUMED HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN
                                          12.00% (10.24% NET)             6.00% (4.24% NET)              0.00% (-1.76% NET)
                                                            ASSUMED COST OF INSURANCE AND EXPENSE CHARGES
                 PLANNED PREMIUMS               CURRENT                        CURRENT                        CURRENT
               --------------------   ----------------------------   ----------------------------   ----------------------------
               TOTAL    ACCUMULATED    END OF YEAR     END OF YEAR    END OF YEAR     END OF YEAR    END OF YEAR     END OF YEAR
   END OF      ANNUAL      AT 5%      CASH SURRENDER      DEATH      CASH SURRENDER      DEATH      CASH SURRENDER      DEATH
POLICY YEAR    OUTLAY    INTEREST         VALUE          BENEFIT         VALUE          BENEFIT         VALUE          BENEFIT
-----------    ------   -----------   --------------   -----------   --------------   -----------   --------------   -----------
1              6,250        6,563              0         250,000              0         250,000              0         250,000
2              6,250       13,453          5,740         250,000          4,738         250,000          3,775         250,000
3              6,250       20,688         12,858         250,000         10,778         250,000          8,860         250,000
4              6,250       28,285         20,659         250,000         17,048         250,000         13,845         250,000
5              6,250       36,262         29,207         250,000         23,547         250,000         18,725         250,000
6              6,250       44,638         38,592         250,000         30,297         250,000         23,510         250,000
7              6,250       53,432         48,827         250,000         37,231         250,000         28,125         250,000
8              6,250       62,666         60,051         250,000         44,404         250,000         32,615         250,000
9              6,250       72,362         72,381         250,000         51,837         250,000         36,990         250,000
10             6,250       82,542         85,921         250,000         59,518         250,000         41,225         250,000
15             6,250      141,609        182,658         250,000        105,369         250,000         62,285         250,000
20             6,250      216,995        342,023         396,746        159,284         250,000         76,521         250,000
Age 60         6,250       82,542         85,921         250,000         59,518         250,000         41,225         250,000
Age 65         6,250      141,609        182,658         250,000        105,369         250,000         62,285         250,000
Age 70         6,250      216,995        342,023         396,746        159,284         250,000         76,521         250,000

                                                         ASSUMED HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN
                                          12.00% (10.24% NET)             6.00% (4.24% NET)              0.00% (-1.76% NET)
                                                            ASSUMED COST OF INSURANCE AND EXPENSE CHARGES
                 PLANNED PREMIUMS              GUARANTEED                     GUARANTEED                     GUARANTEED
               --------------------   ----------------------------   ----------------------------   ----------------------------
               TOTAL    ACCUMULATED    END OF YEAR     END OF YEAR    END OF YEAR     END OF YEAR    END OF YEAR     END OF YEAR
   END OF      ANNUAL      AT 5%      CASH SURRENDER      DEATH      CASH SURRENDER      DEATH      CASH SURRENDER      DEATH
POLICY YEAR    OUTLAY    INTEREST         VALUE          BENEFIT         VALUE          BENEFIT         VALUE          BENEFIT
-----------    ------   -----------   --------------   -----------   --------------   -----------   --------------   -----------
1              6,250        6,563               0         250,000             0        250,000               0         250,000
2              6,250       13,453           4,523         250,000         3,588        250,000           2,692         250,000
3              6,250       20,688          10,853         250,000         8,933        250,000           7,165         250,000
4              6,250       28,285          17,709         250,000        14,399        250,000          11,472         250,000
5              6,250       36,262          25,136         250,000        19,979        250,000          15,601         250,000
6              6,250       44,638          33,188         250,000        25,666        250,000          19,540         250,000
7              6,250       53,432          41,932         250,000        31,460        250,000          23,285         250,000
8              6,250       62,666          51,445         250,000        37,363        250,000          26,829         250,000
9              6,250       72,362          61,816         250,000        43,376        250,000          30,167         250,000
10             6,250       82,542          73,140         250,000        49,491        250,000          33,281         250,000
15             6,250      141,609         153,248         250,000        83,965        250,000          46,309         250,000
20             6,250      216,995         287,395         333,379       118,549        250,000          46,287         250,000
Age 60         6,250       82,542          73,140         250,000        49,491        250,000          33,281         250,000
Age 65         6,250      141,609         153,248         250,000        83,965        250,000          46,309         250,000
Age 70         6,250      216,995         287,395         333,379       118,549        250,000          46,287         250,000

The hypothetical gross annual investment results shown above are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including allocations made by the owner among the investment options and the actual investment results of those options. The cash surrender value and death benefit for a policy would be different from those shown even if the actual rates of investment averaged 0%, 6% and 12% over a period of years but fluctuated above or below those averages for individual contract years. No representations can be made that these hypothetical investment rates of return can be achieved for any one year or sustained over any period of time. This illustration assumes current cost of insurance and expense charges remain unchanged.

MALE ISSUE AGE 50                                INITIAL STATED AMOUNT: $250,000
CLASSIFICATION: PREFERRED NONSMOKER     DEATH BENEFIT TYPE: B (MATURITY AGE 100)
INITIAL PREMIUM: $4,524                            STATED AMOUNT PLUS CASH VALUE

                         SUMMARY OF VALUES AND BENEFITS

                                                         ASSUMED HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN
                                          12.00% (10.24% NET)             6.00% (4.24% NET)              0.00% (-1.76% NET)
                                                            ASSUMED COST OF INSURANCE AND EXPENSE CHARGES
                 PLANNED PREMIUMS               CURRENT                        CURRENT                        CURRENT
               --------------------   ----------------------------   ----------------------------   ----------------------------
               TOTAL    ACCUMULATED    END OF YEAR     END OF YEAR    END OF YEAR     END OF YEAR    END OF YEAR     END OF YEAR
   END OF      ANNUAL      AT 5%      CASH SURRENDER      DEATH      CASH SURRENDER      DEATH      CASH SURRENDER      DEATH
POLICY YEAR    OUTLAY    INTEREST         VALUE          BENEFIT         VALUE          BENEFIT         VALUE          BENEFIT
-----------    ------   -----------   --------------   -----------   --------------   -----------   --------------   -----------
1              4,524        4,750              0         253,829              0         253,601              0         253,373
2              4,524        9,738          1,961         258,000          1,267         257,306            601         256,640
3              4,524       14,975          6,861         262,538          5,432         261,110          4,115         259,793
4              4,524       20,474         12,188         267,491          9,723         265,026          7,540         262,843
5              4,524       26,248         17,972         272,885         14,132         269,045         10,864         265,778
6              4,524       32,310         24,268         278,780         18,673         273,184         14,101         268,612
7              4,524       38,676         31,029         285,120         23,254         277,345         17,158         271,248
8              4,524       45,360         38,350         292,004         27,926         281,580         20,085         273,739
9              4,524       52,378         46,291         299,491         32,696         285,896         22,890         276,090
10             4,524       59,748         54,875         307,602         37,529         290,257         25,538         278,266
15             4,524      102,502        113,097         363,097         64,555         314,555         37,626         287,626
20             4,524      157,070        199,273         449,273         89,440         339,440         41,323         291,323
Age 60         4,524       59,748         54,875         307,602         37,529         290,257         25,538         278,266
Age 65         4,524      102,502        113,097         363,097         64,555         314,555         37,626         287,626
Age 70         4,524      157,070        199,273         449,273         89,440         339,440         41,323         291,323

                                                         ASSUMED HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN
                                          12.00% (10.24% NET)             6.00% (4.24% NET)              0.00% (-1.76% NET)
                                                            ASSUMED COST OF INSURANCE AND EXPENSE CHARGES
                 PLANNED PREMIUMS              GUARANTEED                     GUARANTEED                     GUARANTEED
               --------------------   ----------------------------   ----------------------------   ----------------------------
               TOTAL    ACCUMULATED    END OF YEAR     END OF YEAR    END OF YEAR     END OF YEAR    END OF YEAR     END OF YEAR
   END OF      ANNUAL      AT 5%      CASH SURRENDER      DEATH      CASH SURRENDER      DEATH      CASH SURRENDER      DEATH
POLICY YEAR    OUTLAY    INTEREST         VALUE          BENEFIT         VALUE          BENEFIT         VALUE          BENEFIT
-----------    ------   -----------   --------------   -----------   --------------   -----------   --------------   -----------
1              4,524        4,750               0         253,264             0        253,053               0         252,842
2              4,524        9,738             707         256,746            83        256,123               0         255,526
3              4,524       14,975           4,773         260,451         3,515        259,193           2,359         258,036
4              4,524       20,474           9,082         264,385         6,944        262,247           5,058         260,362
5              4,524       26,248          13,635         268,549        10,350        265,264           7,570         262,484
6              4,524       32,310          18,436         272,947        13,710        268,221           9,876         264,388
7              4,524       38,676          23,492         277,583        17,007        271,098          11,967         266,058
8              4,524       45,360          28,812         282,467        20,223        273,877          13,832         267,486
9              4,524       52,378          34,406         287,606        23,337        276,537          15,460         268,660
10             4,524       59,748          40,268         292,996        26,314        279,042          16,825         269,553
15             4,524      102,502          75,643         325,643        39,028        289,028          19,561         269,561
20             4,524      157,070         113,508         363,508        37,072        287,072           6,900         256,900
Age 60         4,524       59,748          40,268         292,996        26,314        279,042          16,825         269,553
Age 65         4,524      102,502          75,643         325,643        39,028        289,028          19,561         269,561
Age 70         4,524      157,070         113,508         363,508        37,072        287,072           6,900         256,900

The hypothetical gross annual investment results shown above are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including allocations made by the owner among the investment options and the actual investment results of those options. The cash surrender value and death benefit for a policy would be different from those shown even if the actual rates of investment averaged 0%, 6% and 12% over a period of years but fluctuated above or below those averages for individual contract years. No representations can be made that these hypothetical investment rates of return can be achieved for any one year or sustained over any period of time. This illustration assumes current cost of insurance and expense charges remain unchanged.

MALE ISSUE AGE 50                                INITIAL STATED AMOUNT: $250,000
CLASSIFICATION: PREFERRED NONSMOKER     DEATH BENEFIT TYPE: B (MATURITY AGE 100)
INITIAL PREMIUM: $18,775                           STATED AMOUNT PLUS CASH VALUE

                         SUMMARY OF VALUES AND BENEFITS

                                                         ASSUMED HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN
                                          12.00% (10.24% NET)             6.00% (4.24% NET)              0.00% (-1.76% NET)
                                                            ASSUMED COST OF INSURANCE AND EXPENSE CHARGES
                 PLANNED PREMIUMS               CURRENT                        CURRENT                        CURRENT
               --------------------   ----------------------------   ----------------------------   ----------------------------
               TOTAL    ACCUMULATED    END OF YEAR     END OF YEAR    END OF YEAR     END OF YEAR    END OF YEAR     END OF YEAR
   END OF      ANNUAL      AT 5%      CASH SURRENDER      DEATH      CASH SURRENDER      DEATH      CASH SURRENDER      DEATH
POLICY YEAR    OUTLAY    INTEREST         VALUE          BENEFIT         VALUE          BENEFIT         VALUE          BENEFIT
-----------    ------   -----------   --------------   -----------   --------------   -----------   --------------   -----------
1              18,775      19,714          12,066         268,456        11,041         267,431         10,018         266,408
2              18,775      40,413          32,712         288,751        29,514         285,553         26,440         282,480
3              18,775      62,148          55,387         311,065        48,708         304,386         42,534         298,212
4              18,775      84,969          80,310         335,614        68,664         323,968         58,317         313,621
5              18,775     108,931         107,697         362,611        89,403         344,317         73,783         328,697
6              18,775     134,091         137,810         392,321       110,967         365,479         88,948         343,459
7              18,775     160,510         170,825         424,916       133,294         387,385        103,723         357,813
8              18,775     188,249         207,090         460,744       156,464         410,118        118,162         371,816
9              18,775     217,375         246,939         500,139       180,516         433,717        132,277         385,477
10             18,775     247,957         290,700         543,428       205,451         458,179        146,036         398,764
15             18,775     425,394         600,081         850,081       354,382         604,382        215,610         465,610
20             18,775     651,854       1,106,664       1,356,664       533,523         783,523        273,391         523,391
Age 60         18,775     247,957         290,700         543,428       205,451         458,179        146,036         398,764
Age 65         18,775     425,394         600,081         850,081       354,382         604,382        215,610         465,610
Age 70         18,775     651,854       1,106,664       1,356,664       533,523         783,523        273,391         523,391

                                                         ASSUMED HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN
                                          12.00% (10.24% NET)             6.00% (4.24% NET)              0.00% (-1.76% NET)
                                                            ASSUMED COST OF INSURANCE AND EXPENSE CHARGES
                 PLANNED PREMIUMS              GUARANTEED                     GUARANTEED                     GUARANTEED
               --------------------   ----------------------------   ----------------------------   ----------------------------
               TOTAL    ACCUMULATED    END OF YEAR     END OF YEAR    END OF YEAR     END OF YEAR    END OF YEAR     END OF YEAR
   END OF      ANNUAL      AT 5%      CASH SURRENDER      DEATH      CASH SURRENDER      DEATH      CASH SURRENDER      DEATH
POLICY YEAR    OUTLAY    INTEREST         VALUE          BENEFIT         VALUE          BENEFIT         VALUE          BENEFIT
-----------    ------   -----------   --------------   -----------   --------------   -----------   --------------   -----------
1              18,775      19,714          11,500         267,890        10,493        266,883           9,487         265,877
2              18,775      40,413          31,458         287,497        28,331        284,370          25,326         281,366
3              18,775      62,148          53,300         308,978        46,791        302,469          40,778         296,456
4              18,775      84,969          77,206         332,509        65,887        321,190          55,837         311,141
5              18,775     108,931         103,363         358,277        85,624        340,537          70,490         325,404
6              18,775     134,091         131,981         386,493       106,008        360,520          84,726         339,237
7              18,775     160,510         163,295         417,385       127,052        381,143          98,536         352,627
8              18,775     188,249         197,562         451,217       148,768        402,422         111,914         365,569
9              18,775     217,375         235,069         488,270       171,168        424,368         124,854         378,054
10             18,775     247,957         276,115         528,842       194,249        446,977         137,333         390,061
15             18,775     425,394         562,723         812,723       328,908        578,908         197,573         447,573
20             18,775     651,854       1,021,265       1,271,265       481,319        731,319         239,045         489,045
Age 60         18,775     247,957         276,115         528,842       194,249        446,977         137,333         390,061
Age 65         18,775     425,394         562,723         812,723       328,908        578,908         197,573         447,573
Age 70         18,775     651,854       1,021,265       1,271,265       481,319        731,319         239,045         489,045

The hypothetical gross annual investment results shown above are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including allocations made by the owner among the investment options and the actual investment results of those options. The cash surrender value and death benefit for a policy would be different from those shown even if the actual rates of investment averaged 0%, 6% and 12% over a period of years but fluctuated above or below those averages for individual contract years. No representations can be made that these hypothetical investment rates of return can be achieved for any one year or sustained over any period of time. This illustration assumes current cost of insurance and expense charges remain unchanged.

                                     PART II

                                OTHER INFORMATION

                       CONTENTS OF REGISTRATION STATEMENT



This registration statement comprises the following papers and documents:

The facing sheet


The prospectus consisting of 46 pages

Representations pursuant to Section 26(e)(2)(A) of the Investment Company Act of 1940, as amended: National Security Life and Annuity Company represents that the fees and charges deducted under the contract, in the aggregate are reasonable in relation to the services to be rendered, the expenses expected to be incurred and the risks assumed by National Security Life and Annuity Company.

The signatures

Written consents of the following persons:


         Jones & Blouch L.L.P.

         Susan Mistretta, Esq.

         David W. Cook, FSA, MAAA

Exhibits:

         (1) Resolution of the Board of Directors of the Depositor authorizing establishment of National Security Variable Account L. Incorporated by reference from Registrant's
                  filing on Form N-4 filed January 4, 2002 (File No.    ).


         (3)(a) Principal Underwriting Agreement for Variable Contracts, with compensation schedule, between the Depositor and Ohio National Equities, Inc.

         (3)(c)   Schedule of Sales Commissions.

         (3)(d) Variable Contract Distribution Agreements (with compensation schedules) between the Depositor and Ohio National Equities, Inc.

         (5)      Flexible Premium Life Insurance Policy, Form

         (6)(a)   Restated Charter of the Depositor.

         (6)(b)   By-laws of the Depositor.

         (8) Form of Participation Agreement between the Depositor and Ohio National Fund, Inc.

         (10) Variable Life Insurance Application Supplement: Suitability Information

         (11) Memorandum describing the Depositor's purchase, transfer, redemption and conversion procedures for the contracts.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the registrant, National Security Variable Account L has caused this Registration Statement to be signed on its behalf in the City of Montgomery and State of Ohio on the 4th day of January, 2002.


                                      NATIONAL SECURITY VARIABLE ACCOUNT L
                                                 (Registrant)

                                      NATIONAL SECURITY LIFE AND ANNUITY COMPANY
                                                   (Depositor)


                                       By  /s/ John J. Palmer
                                         ---------------------------------------
                                               John J. Palmer
                                               Chief Executive Officer


Attest:



/s/ Ronald L. Benedict
----------------------------
Ronald L. Benedict
Assistant Secretary

As required by the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.


Signature                         Title                                        Date


/s/                               Director                                 January 4, 2002
-------------------------
Carson E. Beadle


/s/                               Director                                 January 4, 2002
-------------------------
David L. Birchenough


/s/                               Director and Chairman                    January 4, 2002
-------------------------
Bruce W. Boyea


/s/                               Director                                 January 4, 2002
-------------------------
James A. Carrigg


/s/                               Director                                 January 4, 2002
-------------------------
George E. Castrucci


/s/                               Director                                 January 4, 2002
-------------------------
Raymond R. Clark


/s/                               Director and Chief Financial Officer     January 4, 2002
-------------------------
Ronald J. Dolan


/s/                               Director and President                   January 4, 2002
-------------------------
Daniel J. Fischer


/s/                               Director                                 January 4, 2002
-------------------------
David B. O'Maley


/s/                               Director and Chief Executive Officer     January 4, 2002
-------------------------
John J. Palmer

                         INDEX OF CONSENTS AND EXHIBITS

                                                              Page Number
Exhibit                                                       in Sequential
Number           Description                                  Numbering System
-------          ------------                                 ----------------

                 Consent of Jones & Blouch L.L.P.

                 Consent of Susan E. Mistretta, Esq.

                 Consent of David W. Cook, FSA, MAAA

                                    CONSENTS

                             Jones & Blouch L.L.P.
                                 Suite 410 East
                         1025 Thomas Jefferson St., N.W.
                              Washington, DC 20007
                                 (202) 223-3500


VIA EDGAR TRANSMISSION

Board of Directors
National Security Life and Annuity Company
One Financial Way
Cincinnati, OH 45201

        Re:   National Security Variable Account L
              Registration Statement on Form S-6
              ------------------------------------

Dear Sirs:

        We hereby consent to the reference to this firm under the caption "Legal Matters" in the prospectus contained in the above-referenced registration statements to be filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933.

                                                 Very truly yours,

                                                 /s/ JONES & BLOUCH L.L.P.
                                                 -------------------------
                                                     Jones & Blouch L.L.P.

                  [NATIONAL SECURITY LIFE AND ANNUITY COMPANY]



                                                               January 4, 2002


The Board of Directors
National Security Life and Annuity Company
One Financial Way
Cincinnati, Ohio 45242

Re:  National Security Variable Account L

Gentlemen:


The undersigned hereby consents to the use of my name under the caption of "Legal Matters" in the registration statement on Form S-6 of the above captioned registrant.


                                                Sincerely,

                                                /s/ Susan E. Mistretta
                                                ------------------------------
                                                Susan E. Mistretta
                                                Secretary

                  [NATIONAL SECURITY LIFE AND ANNUITY COMPANY]

                                                              January 4, 2002


National Security Life and Annuity Company
One Financial Way
Cincinnati, Ohio 45242

Re:  National Security Variable Account L

Gentlemen:


I hereby consent to the use of my name under the heading "Experts" in the prospectuses included in the above-captioned registration statement on Form S-6.

                                                Sincerely,

                                                /s/ David W. Cook
                                                ------------------------------
                                                David W. Cook, FSA, MAAA